Form 10-K, Exhibit 13
period 1996-12-31
WORTHINGTON FOODS INC /OH/
filed 1997-03-28
CIK 768978

WORTHINGTON FOODS
                               1996 ANNUAL REPORT



                                   OUR MISSION

               WORTHINGTON FOODS IS SOLELY DEDICATED TO PRODUCING
               AND MARKETING VEGETARIAN AND OTHER HEALTHFUL FOODS.



                                   OUR VISION

                     WE ENVISION "VEGGIE BURGERS" BECOMING A
                     BILLION DOLLAR MAINSTREAM FOOD CATEGORY
                   WITHIN THE NEXT TEN YEARS, WITH OUR COMPANY
                          CONTINUING TO BE THE LEADER.



                                   OUR VALUES

     MORE THAN JUST AN ORGANIZATION TO MAKE MONEY, WORTHINGTON FOODS HOLDS,
           WITHOUT COMPROMISE, OUR CORE VALUES SUMMARIZED IN G.R.I.P.

GOOD TASTE GOOD NUTRITION. For nearly 60 years,Worthington Foods has been "Putting Good Taste Into Good Nutrition." We will continue our tradition of producing the best meatless products. We believe we can be a part of our customers' healthful living by producing and marketing an expanding range of good tasting, nutritious foods.

RESPECT FOR OUR EMPLOYEES. We believe our employees are our greatest asset. By consistently demonstrating respect and concern for our employees, we believe our employees respond with their best efforts for the continued good and success of the Company.

INTEGRITY IS MORE IMPORTANT THAN PROFITS. Honesty and Integrity are hallmarks of Worthington Foods. We depend on our employees to carry out these values in all phases and levels of the organization. We do not want, nor will we permit, our employees to be a part of any Company transaction that is less than 100 percent honest and honorable.

PEOPLE ARE WHOLE BEINGS. We believe people are whole beings that require a balance among mind, body and spirit. Through our employee programs, we assist our employees' efforts to be whole beings-- capable of giving their best to their God, families, friends, and Worthington Foods.

We believe that because we are focused on our mission, inspired by our vision and guided by our values, we will achieve our objectives.

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS...............................................      1

SHAREHOLDERS' LETTER...............................................    2-3

HISTORICAL PERSPECTIVE & COMPANY OVERVIEW..........................      4

RETAIL GROCERY SEGMENT.............................................      5

SPECIALTY MARKETS SEGMENT..........................................      6

FOODSERVICE SEGMENT................................................      7

SELECTED CONSOLIDATED FINANCIAL DATA...............................      8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATIONS.............................   9-11

CONSOLIDATED BALANCE SHEETS........................................     12

CONSOLIDATED STATEMENTS OF INCOME..................................     13

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY....................     13

CONSOLIDATED STATEMENTS OF CASH FLOWS..............................     14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.........................  15-18

REPORT OF INDEPENDENT AUDITORS.....................................     19

OFFICERS AND DIRECTORS.............................................     19

SHAREHOLDER INFORMATION............................................     20

WORTHINGTON FOODS, INC. FINANCIAL HIGHLIGHTS


                                      1996               1995
                                  ------------       ------------
   Net Sales                      $109,075,223       $ 91,075,493
   Gross Profit                   $ 43,121,188       $ 36,181,717
   Income From Operations         $ 12,847,308       $  9,930,317
   Income Before Income Taxes     $ 11,682,955       $  8,791,609
   Income Taxes                   $  4,290,000       $  3,561,000
   Net Income                     $  7,392,955       $  5,230,609
   Total Assets                   $ 80,738,046       $ 69,933,457

TO OUR SHAREHOLDERS, EMPLOYEES AND OTHER FRIENDS:
FEBRUARY 27, 1997

We are very pleased to report another year of record sales and earnings for the year ended December 31, 1996. Net sales increased 20 percent over 1995 to $109 million and net income increased 41 percent to $7,393,000. The increased sales were primarily driven by Morningstar Farms meat alternative products in retail supermarkets and foodservice operations. Additionally, sales through the natural food distribution channel and the Seventh-day Adventist markets were very strong in 1996. For each of the past seven quarters, retail sales of Morningstar Farms meat alternatives have exceeded sales of prior year quarters by 25 percent, while foodservice sales grew at a rate exceeding 40 percent for the past year.

Capital Expenditures
The $9 million project to equip the Zanesville Plant was completed on-time/on-budget and opened April 1, 1996, with 23 employees to operate the new VEGGIE BURGERS facility. The new Distribution Center, part of this project and attached to the Zanesville Plant, began operations at the same time. The Zanesville Plant expanded to a second shift in July, 1996, with 75 employees working around the clock, five (or more) days per week. In October, 1996, the Board of Directors approved $11.5 million in capital spending at Zanesville to install a second high-speed production line and additional dry warehouse space. With the completion of the second production line in September, 1997, the Zanesville Plant will have capacity for approximately $45 million in sales. The Zanesville Plant has space for two additional lines which will be added as necessary to meet future sales demands.

New Products
Worthington Foods introduced a record 21 new products this year. All of these products meet our criteria for new products: good taste, low or reduced fat, and convenience. Products introduced in the past three years accounted for 40 percent of Morningstar Farms sales during 1996. Worthington Foods continues to be the "innovator" in good tasting, healthful alternatives to meat. CHIK NUGGETS, an absolutely delicious chicken-like nugget with 75 percent less fat than nuggets made of real chicken, was introduced in February, 1997. We believe this has the potential to be a high-volume finger-food for adults and children. Several other new products are scheduled for introduction in each of our markets during 1997.

Our Employees
We believe the primary reason Worthington Foods continues to be the leader in "Veggie Burgers" is that we have the best employees in the "Veggie Burger" business. Over the past 58 years, we have developed a corporate culture of honesty, creativity, hard-work and caring for our employees. We have summarized our Company's core values in G.R.I.P. and reinforced the importance of maintaining these values during the year.

Many of our employees have been a part of our Company for many years. As of December, 1994, 20 percent of our employees had worked at Worthington Foods for 20 years or more. During the past two years we have hired 193 employees, yet we still have over 76 of our 575 employees with 20 years or more at our Company.

Incentive plans have recently been developed for our employees which resulted in every employee of Worthington Foods being appropriately rewarded with a bonus payment for their efforts in 1996. This is the first time everyone shared in the success of the Company. If the non-executive employees elect to use their bonus payments to purchase WFDS stock, there is a match provided by Worthington Foods. We believe employees think and work differently when they are shareholders.

We believe we now have the strongest Management team we have ever had at Worthington Foods. The Company's strong results stem from a competent and committed management group that is profit-minded. Our most recent addition to the management group joined us on January 2, 1997; Mr. Chip Newton is our new Director of Foodservice. Chip has over 20 years of foodservice experience where he has established important relationships in the trade. We expect he will help us aggressively develop this important growth market of our Company.

Financial Performance
Your Company's financial position is strong, and getting stronger. At December 31, 1996, working capital was over $20 million, $5 million higher than at the end of fiscal 1994. Current assets were 3.2 times current liabilities. During the past two years, shareholders' equity has increased by nearly $12 million to $48.7 million. Over the past two years, capital spending has been three times our depreciation, totaling $21.3 million, and our quarterly cash dividend has increased 39 percent. Even with the past two years of aggressive capital spending and increased cash dividends, long-term debt as of December 31, 1996 is $18 million, 37 percent of total capital compared to 72 percent of total capital at the end of fiscal year 1993. The Board of Directors declared two stock splits during the past two years; a 5:4 split in November, 1995 and a 4:3 split in October, 1996. On February 18, 1997, your Board of Directors declared a regular cash dividend of 2.5(cent) per share. The dividend is to be paid on April 25, 1997, to shareholders of record as of March 28, 1997. The market value of Worthington Foods common stock has appreciated 322 percent during the past three years. Part of our strategy in building for the future is to invest in expansion capital, new product introductions and technology, and to increase employee ownership.

Building for the Future
For several years now, we have had the objective of increasing sales by 15 percent and net income by 20 percent annually. In 1996, we achieved both our objectives as sales increased 20% and net income increased 41%. Our vision for the future targeted "$200 million in sales by the year 2000." Not only do we now believe this is possible, we have set this as our four-year sales objective.

Recent studies indicate between 40 and 60 percent of the United States adult population are modifying their diet to reduce fat and cholesterol intake. We estimate that less than five percent of United States adults purchase our Morningstar Farms products in retail stores. This is an uncommon opportunity. We believe our sales will continue strong growth as the result of 1) providing good taste in nutritious products, 2) the wide and innovative range of meatless products now offered, 3) the increased shelf space we have developed, and 4) targeted new-user marketing strategies we continue to refine.

Research and Technology has long been a strength of Worthington Foods. For 58 years we have developed the best alternatives to meat and still enjoy over 50 percent market share in the retail supermarkets. However, we believe we must increase our support to developing new technology and products. Four new positions will be added to our Research & Technology Department as we increase our efforts to stay ahead of all competitors -- today's and those that will come later.

The Zanesville Plant is the state-of-the-art frozen food production facility. Depending on product mix, our two plants will be capable of producing approximately $160 million in sales when the new line is operational this fall. We expect to continue aggressive capital spending in coming years, and expect to fund this growth with cash generated from operations.

To increase sales and reduce expenses are the objectives of Worthington Foods and every other growth-oriented business. Our variable costs are the focus of operations for 1997. We intend to solidify stronger relations with fewer suppliers as we partner with the best to share the benefits of growth. Similarly, fixed costs will be reduced as a percentage of sales due to increased volume. We intend to intensify our efforts to control expenses in all areas as we attempt to improve margins.

We are excited by the challenges and opportunities in the marketplace; we are also excited about the opportunities for our employees. But best of all, our employees are excited!! Excited employees with financial incentives, focused on uncommon opportunities and driven by a solid business plan is an awesome combination. We are committed to making 1997 another record year.

Thank you for your continued interest in and support of Worthington Foods.

Allan R. Buller
Chairman of the Board

Dale E. Twomley
President and Chief Executive Officer

HISTORICAL PERSPECTIVE & COMPANY OVERVIEW
Worthington Foods is the world's largest company dedicated solely to the manufacture and marketing of vegetarian foods and other healthful items. Since its start in 1939, Worthington Foods has become the market leader in quality and innovation in the rapidly growing $250-million category for meat alternatives.

Worthington Foods' sales for 1996 totaled a record $109-million, up 20% from the previous year. The growth is a direct result of health-motivated consumers who are reducing their consumption of processed meats in favor of good-tasting, convenient, lower-fat, vegetable-based products.

Twenty-one new items - nearly all low-fat or fat-free - were introduced into the grocery, specialty and foodservice segments during 1996. This was by far the largest number of new products launched by the Company in a single year.

In order to meet the growing demand, Worthington Foods completed a $5.5-million expansion to accommodate hot air oven production of its BETTER'N BURGERS, SPICY BLACK BEAN BURGERS and other fat-free items at the manufacturing facility in Zanesville, Ohio. This has allowed the Company to eliminate many of its contract manufacturers.

A new $3.5-million Distribution Center was also constructed at the Zanesville location. With 37,000 square-feet of frozen storage and another 22,000 square-feet of dry storage for canned items, Worthington Foods can better supply the markets for its four national brands:


MORNINGSTAR FARMS
is the #1 brand of meat alternatives available in retail supermarkets, and is rapidly increasing its presence in foodservice operations. The line also includes the #2 brand in the frozen egg category, SCRAMBLERS(R).

WORTHINGTON
brand satisfies the preferences of consumers seeking a wide variety of canned and frozen meat alternatives. It is sold primarily through Seventh-day Adventist owned stores and health food stores.

LOMA LINDA
brand complements the Worthington line by offering primarily nutritious canned meat alternatives to Seventh-day Adventist and other specialty food shoppers.

NATURAL TOUCH
brand addresses the stricter requirements of health food shoppers seeking vegetarian products free of artificial additives, flavors or colors, and is sold primarily in natural food stores.

RETAIL GROCERY
Morningstar Farms is the recognized market leader of meat alternatives in supermarkets. This category was up 23% in 1996 over the previous year, representing more than $126-million in retail sales.

Worthington Foods was the first to introduce a line of frozen egg substitutes and meatless breakfast items into retail grocery stores during the 1970's. Today, Morningstar Farms items are found in more than 95% of the nation's supermarkets.

The Morningstar Farms brand offers approximately two dozen frozen food items to replace whole eggs and processed meats for all meal occasions. Most of these meat alternatives are made from soy protein; consequently, they are either low-fat or fat-free. Virtually all are cholesterol-free; and many provide a good source of fiber. Moreover, an increasing body of medical evidence has linked the consumption of soy protein with reduced risk of cardiovascular disease, certain types of cancer and osteoporosis in women. However, the primary brand positioning of Morningstar Farms continues to be good-tasting, convenient, healthier alternatives to meat, particularly red meat and pork.

In spite of increased competition in 1996, Morningstar Farms maintained a 55% share of the meat alternative category volume, up 2 share points from 1995. Additionally, Morningstar Farms items contributed nearly two-thirds of the incremental growth in the sale of meat alternatives during 1996.

A key contributor to the growth was the introduction of new items, including:

GROUND MEATLESS - a fat-free, soy-based ingredient to be used in place of cooked ground beef in tacos, sauces and casseroles.

BREAKFAST  SANDWICHES  - fat-free  Scramblers  egg product,  meatless  Breakfast
Patties  and  fat-free   cheese  are  combined  to  create  three  varieties  of
great-tasting, low-fat, eat-on-the-run breakfast items.

In addition to the new items, significant levels of distribution were obtained on items initially introduced in 1994 and 1995. Products posting major volume gains included BETTER'N BURGERS, GARDEN VEGGIE PATTIES, SPICY BLACK BEAN BURGERS and CHIK PATTIES. Also significant is that items in distribution for many years realized volume gains, indicating that the newer items are not merely trading out sales from the existing line.

Efforts continued in 1996 to focus on improving the flavor and texture of the products while also reducing the fat content. For example, PRIME PATTIES were restaged as low-fat burgers, and the quality was improved dramatically.

The new user marketing strategy initiated in 1995 was continued with much success in 1996. The objective was to attract product trial among health-motivated consumers through equity-building print advertising in highly targeted special interest magazines and cents-off coupons targeted at users of competitive products.

SPECIALTY MARKETS
The Specialty Markets segment consists of two distinct, but related categories. One is a mature, stable market and represents the core of Worthington Foods' heritage. The other segment is comprised of natural foods stores, which represent an area of continuing sales growth.

The mature market consists largely of some 60 high-volume, direct accounts serving members of the Seventh-day Adventist Church, many of whom follow vegetarian dietary practices. They are frequently second and third generation consumers who are loyal to Worthington and Loma Linda brands, which offer the broadest assortment of great-tasting meatless items. These are available as canned, dry and frozen products.

In 1996, Worthington Foods provided low-fat alternatives to some of the brand's most popular items: FRICHIK, VEJA-LINKS and CHILI. Additional low-fat offerings are planned for 1997. These low-fat items contributed to 6% growth in unit volume among retailers serving the SDA market, after several years of flat to declining sales.

The category for health and natural foods demonstrated strong growth in 1996. The retail category for all natural foods was up more than 20% in 1996 to register sales of approximately $9 billion. Frozen meat alternatives increased 28% during that same period.

Worthington Foods serves the natural foods market with its Natural Touch brand. The company has taken steps in recent years to strengthen its foothold in this market segment through the appointment of a broker network with national coverage. This increased attention in the natural foods retail environment has helped to increase Natural Touch volume by more than 20% over the past year.

In addition, Natural Touch launched five new items during 1996:

SPICY BLACK BEAN BURGERS - a zesty blend of black beans, spices and peppers in convenient, ready-to-heat patties.

VEGAN CRUMBLES - free of egg and dairy, this all-natural, soy-based recipe ingredient comes in two flavors: Burger and Sausage.

ROASTED SOYBUTTER - this tasty replacement for peanut butter contains one-third less fat than peanut spreads and provides a good source of soy protein. It also allows the satisfaction of eating peanut butter for consumers who are allergic to nuts because it contains no nuts of any kind.

KAFFREE ROMA CAPPUCCINO - this addition to the #1 brand of coffee substitutes in natural foods stores provides a quick, satisfying alternative to the milk-based specialty coffees.

FOODSERVICE
Over the past five years, Worthington Foods' sales to Foodservice accounts have been the Company's fastest growing market. Posting sales gains of more than 40% in 1996, our Foodservice sales topped $12-million.

The Morningstar Farms brand has often received considerable media attention as an increasing number of restaurants offer one or more of our products. In fact, members of the National Restaurant Association in response to consumer demands have focused on the creation of new vegetarian entrees as well as a wide variety of low fat and meatless options.

As a result of increased consumer interest and product availability, restaurants now represent more than 40% of our Foodservice sales, and the list of regional chains and local restaurants featuring a Morningstar Farms VEGGIE BURGER continues to grow. Until recently the majority of the sales in this category were made to universities, hospitals, hotels and other institutions.

Worthington Foods' Foodservice success is the result of positioning the Company as the category leader in quality, innovation and variety. Additionally, the Foodservice sales team reached full strength for the first time at the end of 1996, including a nationwide network of brokers and more than 500 distributors.

While there is no clear measure of the current size of the category for meat alternatives in Foodservice, it is estimated to have been approximately $50-million in 1996 and growing substantially. Continued success in Foodservice by Worthington Foods will be based on sustained category growth, expanded distribution of current products, the introduction of new items, and a category leadership position by the Morningstar Farms brand in conjunction with our national network of distributors, brokers and multi-unit restaurant partners.

SELECTED CONSOLIDATED FINANCIAL DATA
The following table summarizes certain selected consolidated financial data for the periods indicated and is derived from the Consolidated Financial Statements of the Company. The Consolidated Financial Statements for the five years ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors. The data presented below should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Report. All per share amounts have been adjusted to reflect the four-for-three share split distributed in December, 1996, and the five-for-four share split distributed in December, 1995.


                                                                       Years Ended December 31,
                                                   ----------------------------------------------------------------
                                                     1996          1995          1994          1993          1992
                                                                (In thousands, except per share data)
Statement of Income Data:(1)
Net sales                                          $109,075      $ 91,075      $ 88,220      $ 79,298      $ 76,464
Cost of goods sold                                   65,954        54,893        55,575        50,077        46,268
                                                   --------      --------      --------      --------      --------
 Gross profit                                        43,121        36,182        32,645        29,221        30,196

Selling and distribution expenses                    25,752        21,736        20,945        21,319        20,998
General and administrative expenses                   3,242         3,289         2,889         2,564         2,411
Research and development expenses                     1,280         1,227         1,370         1,421         1,174
                                                   --------      --------      --------      --------      --------
 Total expenses                                      30,274        26,252        25,204        25,304        24,583
Gain from sale of refrigerated egg  assets             --            --           1,578          --            --
                                                   --------      --------      --------      --------      --------
                                                     30,274        26,252        23,626        25,304        24,583
                                                   --------      --------      --------      --------      --------
 Income from operations                              12,847         9,930         9,019         3,917         5,613
Interest expense                                      1,164         1,138         1,811           979         1,009
                                                   --------      --------      --------      --------      --------
 Income before income taxes                          11,683         8,792         7,208         2,938         4,604
Provision for income taxes                            4,290         3,561         2,876         1,144         1,815
                                                   --------      --------      --------      --------      --------
  Net income                                       $  7,393      $  5,231      $  4,332      $  1,794      $  2,789
                                                   ========      ========      ========      ========      ========


Earnings per share
  Primary                                          $   0.84      $   0.60      $   0.51      $   0.21      $   0.36
                                                   ========      ========      ========      ========      ========
  Fully diluted                                    $   0.83      $   0.60      $   0.51      $   0.21      $   0.36
                                                   ========      ========      ========      ========      ========

Dividends per share                                $   0.09      $   0.08      $   0.07      $   0.07      $   0.07
                                                   ========      ========      ========      ========      ========

Weighted average common and common equivalent
 shares used in computing earnings per share
    Primary                                           8,842         8,664         8,428         8,401         7,767
    Fully diluted                                     8,924         8,736         8,428         8,401         7,767

Balance Sheet Data (at year end):1
Working capital                                    $ 20,130      $ 16,987      $ 15,182      $ 17,245      $ 14,467
Total assets                                         80,738        69,933        61,578        68,270        52,724
Total long-term debt                                 17,960        12,790        13,646        24,048        11,344
Total shareholders' equity                           48,730        41,968        37,098        33,276        31,962


(1) Data for 1994 reflects the sale of the refrigerated egg assets. (See Note H of the Company's Notes to the Consolidated Financial Statements.)


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations: The following table sets forth for the years indicated information derived from the Company's Consolidated Statements of Income expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior year.

                                                                                          Percentage
                                               Percentage of Net Sales                Increase (Decrease)
                                               Years Ended December 31,            ------------------------
                                            -----------------------------          1996 Over      1995 Over
                                              1996       1995       1994             1995           1994
-----------------------------------------------------------------------------------------------------------
Net sales                                    100.0%     100.0%     100.0%            19.8%          3.2%
Cost of goods sold                            60.5       60.3       63.0             20.2          (1.2)
                                             -----      -----      -----
  Gross profit                                39.5       39.7       37.0             19.2          10.8
Selling and distribution expenses             23.6       23.9       23.7             18.5           3.8
General and administrative expenses            3.0        3.6        3.3             (1.4)         13.8
Research and development expenses              1.1        1.3        1.6              4.3         (10.4)
                                             -----      -----      -----
  Total expenses                              27.7       28.8       28.6             15.3           4.2
Gain from sale of refrigerated egg assets       --         --       (1.8)              *             *
                                             -----      -----      -----
                                              27.7       28.8       26.8             15.3          11.1
                                             -----      -----      -----
  Income from operations                      11.8       10.9       10.2             29.4          10.1
Interest expense                               1.1        1.3        2.0              2.3         (37.2)
                                             -----      -----      -----
  Income before income taxes                  10.7        9.6        8.2             32.9          22.0
Provision for income taxes                     3.9        3.9        3.3             20.5          23.8
                                             -----      -----      -----

  Net income                                   6.8%       5.7%       4.9%            41.3          20.8
                                             =====      =====      =====

_________________________
* Not meaningful


Raw Material Cost Fluctuations: Because certain Company products are sensitive to changes in raw material costs, operating results for comparative periods may vary significantly. The cost of the Company's principal raw materials, liquid and dried egg whites, are primarily dependent upon fresh shell egg prices, yolk prices and feed costs, and can fluctuate significantly. For example, quoted market prices for liquid egg decreased from $0.57 per pound in late 1989 to $0.32 per pound in December, 1996. Similarly, quoted market prices for dried egg whites decreased from $5.20 per pound in late 1989 to $2.86 in December, 1996.

From time to time, the Company has entered into fixed price contracts for the purchase of egg whites to minimize the potential negative impact of unfavorable price fluctuations. Such contracts can also reduce the benefits of favorable price fluctuations. During 1996, the Company purchased approximately 36% of its dried egg white requirements under such contracts. As a result, the Company was able to purchase its egg white requirements at an average price per pound slightly under average market prices.

As of December 31, 1996, the Company was not a party to fixed price contracts for delivery of dried egg whites in 1997. The Company expects to either negotiate fixed price contracts or purchase its egg white requirements at market prices prevailing at the time of purchase.

1996 Compared to 1995: Net sales for 1996 increased approximately $18,000,000 or 19.8% over 1995. Net sales in 1996 to the Company's Specialty Markets (Seventh-day Adventist, Health Food and International) increased approximately $3,416,000 or 10.8% over 1995. Sales to the Health Food market were strong in 1996 posting an increase of approximately $1,650,000 or 20.3% over 1995. The broker network, which was established in early 1996 for sales to Natural Food stores, continues to increase the distribution of the Company's Natural Touch brand of products. International sales for 1996 increased approximately $965,000 or 20.4% while sales to the Seventh-day Adventist market increased approximately $801,000 or 4.3% over 1995.

Foodservice sales for 1996 increased approximately $3,521,000 or 42.1% over 1995. Growth continues to be particularly strong in the restaurant portion of this category due to improved acceptance among national chains and strong re-orders.

Net sales of Morningstar Farms brand products to supermarkets in 1996 increased approximately $11,062,000 or 21.6% over 1995. Net sales of Morningstar Farms meat alternative products in 1996 increased approximately $12,401,000 or 31.8% over 1995. During 1996, Morningstar Farms sales benefited from an expanded line of products, increased distribution of existing products, and targeted new user strategies. During 1996, eleven new products were introduced into the mass market.

Gross profit as a percentage of net sales decreased slightly from 39.7% in 1995 to 39.5% in 1996, and is attributable to the following factors: First, contract manufacturing arrangements for certain Morningstar Farms products were needed during the first quarter of 1996, as the Worthington plant was out of capacity and the Zanesville facility did not become operational until April 1, 1996. Two other factors that resulted in lower gross profit percentages were increased material costs and the start-up of the Zanesville facility. With the Zanesville facility becoming operational, the Company was able to eliminate contract manufacturing, thus enabling gross profit to improve. During the third and fourth quarters of 1996, gross profit increased to 40.2% and 40.4%, respectively, improving from the 38.1% reported in the first quarter of 1996. The Company expects gross profit as a percentage of net sales to improve as the Worthington and Zanesville plants become more efficient.

Selling and distribution expenses decreased as a percentage of net sales from 23.9% in 1995 to 23.6% in 1996. The Company's marketing programs which began in 1995, remained very focused in 1996 as the Company employed targeted new user strategies to help achieve the reported sales growth. General and administrative expenses as a percentage of net sales decreased from 3.6% in 1995 to 3.0% in 1996, as total dollars spent remained constant, allowing the Company to gain the efficiencies of higher sales volume. Research and development expenses as a percentage of net sales decreased from 1.3% in 1995 to 1.1% in 1996.

Interest expense in 1996 increased approximately $26,000 or 2.3% over 1995, primarily due to higher average borrowing levels.

Net income in 1996 increased approximately $2,162,000 or 41.3% over 1995, primarily due to increased sales and gross profit, lower selling, general, and administrative expenses as a percentage of net sales, and a lower income tax rate. In 1996, the Company received a one-time Investment Tax Credit from the State of Ohio for $500,000, related to its purchase of property, plant and equipment.

1995 Compared to 1994: Net sales for 1995 increased approximately $10,790,000 or 13.4% over 1994, after adjusting 1994 for the sale of refrigerated egg products, which the Company no longer sells. (See Note H of the Company's Notes to the Consolidated Financial Statements.) Net sales in 1995 to the Company's Specialty Markets (Seventh-day Adventist, Health Food, and International) increased approximately $1,427,000 or 4.7% over 1994. Health Food sales increased approximately $711,000 or 9.6% over 1994, while sales to the Seventh-day Adventist and International markets increased approximately $716,000 or 3.2% over 1994.

Foodservice sales continued to show strong growth during 1995 as sales increased approximately $2,160,000 or 34.9% over 1994. In late 1995, sales agreements were entered into with over 4,000 new restaurants including Subway, Chili's, Pizzeria Uno and Marie Callender's. The Company continued to benefit from the strong foodservice broker and distributor networks which were established in 1994.

Net sales of Morningstar Farms brand products increased approximately $7,202,000 or 16.4% over 1994. This increase is calculated after deducting 1994 sales of refrigerated egg product, which the Company no longer sells. Net sales of Morningstar Farms meat alternative products increased approximately $8,391,000 or 27.4% over 1994. This increase was primarily due to the expanded distribution of GARDEN VEGGIE PATTIES, the continued rollout of BETTER'N BURGERS, the introduction of GARDEN GRAIN PATTIES and SPICY BLACK BEAN BURGERS, and the steady growth of the established Morningstar Farms breakfast and burger products.

Gross profit as a percentage of net sales increased from 37.0% in 1994 to 39.7% in 1995. This increase in gross profit reflects modest increases in selling prices, increased sales volumes and cost reduction programs which were initiated in 1994 and continued throughout 1995. In the fourth quarter of 1995, gross profit was 38.6% compared to 37.9% for the same period in 1994. Gross profit in the fourth quarter of 1995 was slightly below the second and third quarter of 1995 due to contract manufacturing arrangements for certain Morningstar Farms products and increased material costs. During the first quarter of 1996, the Company implemented modest price increases to help offset increased material costs. The Zanesville production facility became operational April 1, 1996, which allowed the Company to resume production of all of its products, thus eliminating the need for contract manufacturers.

Selling and distribution expenses increased slightly as a percentage of net sales from 23.7% in 1994 to 23.9% in 1995. During 1995 the Company's marketing programs were more focused and targeted, and were effective in helping the Company to achieve the reported sales growth. General and administrative expenses as a percentage of net sales increased from 3.3% in 1994 to 3.6% in 1995, primarily due to increased compensation expense. Research and development expenses as a percentage of net sales decreased from 1.6% in 1994 to 1.3% in 1995.

Interest expense in 1995 decreased approximately $673,000 or 37.2% from 1994 due to lower average borrowing levels, which were slightly offset by higher interest rates.

Net income in 1995 increased approximately $899,000 or 20.8% over 1994, primarily due to increased sales and gross profit percentages and lower interest costs, which were partially offset by higher selling expenses.

Liquidity and Capital Resources: The Company relies on cash generated from operations and a $20,000,000 revolving credit facility as its principal sources of liquidity. As of February 27, 1997, $5,025,000 of this credit facility was unused. The Company believes that this borrowing capability plus internally generated funds will be adequate to finance current growth levels into the foreseeable future.

On November 22, 1994, the Company sold substantially all of its refrigerated egg assets, which generated cash proceeds of approximately $7,753,000, net of related expenses. These proceeds were used to reduce outstanding debt. This sale gave the Zanesville facility additional capacity to produce meat alternative products. On July 27, 1995, the Company's Board of Directors approved a $9,000,000 expansion of the Zanesville, Ohio facility for the production of meat alternative products. This expansion project was completed within the $9,000,000 budget and became operational April 1, 1996. This project included $5,500,000 for new meat alternative production equipment; $3,500,000 for a new 37,000 square foot frozen foods warehouse, and the completion of 22,000 square feet of the existing building for dry storage. This enabled the Company to reduce capacity constraints at the Worthington facility, eliminate or reduce the need for contract manufacturers, and allowed the Company to consolidate its plant finished goods inventory and distribution functions at the Zanesville site. The $9,000,000 project represented the majority of the $13,550,000 of capital expenditures during 1996. On October 22, 1996, the Board of Directors approved an $11,500,000 capital spending project at Zanesville to install a second production line to produce meat alternatives and to finish additional warehouse space for dry storage. This project is expected to be completed by the end of September, 1997 and is expected to be funded from cash generated from operations and the revolving credit facility. As of February 27, 1997, $2,800,000 of the $11,500,000 has been spent.

Net cash provided by operating activities was strong both in 1996 and 1995 primarily due to increases in net income.

Net cash used for investing activities increased in both 1996 and 1995 due to purchases of property, plant and equipment related to the completed $9,000,000 Zanesville expansion project. The Company expects this trend in capital spending to continue in 1997 due to the $11,500,000 project approved for the second production line at Zanesville.

Net cash provided by financing activities increased in 1996 primarily due to increased borrowings to finance capital expenditures for the completed $9,000,000 Zanesville expansion project. Net cash used for financing activities decreased in 1995 as the Company began to borrow money to help fund the $9,000,000 expansion project at Zanesville.

Inflation: Although inflation has slowed in recent years, the Company continues to seek ways to moderate any inflationary impact. To the extent possible based on competitive conditions, the Company passes increased costs on to its customers by increasing sales prices over time. As discussed previously, the cost of egg whites has fluctuated in the past and the Company recognizes that such volatility may occur in the future.

The Company uses the LIFO method of accounting for raw materials, packaging materials and the materials content of work-in-process and finished goods. Under this method, the cost of products sold reported in the financial statements approximates current costs.

Compliance With Environmental Protection Regulations: The Company does not anticipate that compliance with federal, state, and local regulations with respect to the discharge of materials into the environment, or otherwise relating to the protection of the environment, will have a material effect on capital expenditures, earnings or the competitive position of the Company.

Special Note Regarding Forward-Looking Statements: Certain statements in this Annual Report to Shareholders are forward looking statements within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks, uncertainties and other factors include, but are not limited to, changes in general economic conditions, fluctuation in interest rates, increases in raw material costs, level of competition, market acceptance of new and existing products, uninsured product liability and other factors described in detail in the Company's Form 10-K for the year ended December 31, 1996.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995
                                                           1996               1995
                                                       ------------       ------------
ASSETS
Current Assets:
  Cash                                                 $    810,988       $    962,699
  Accounts receivable, less allowance of
     $100,000 in 1996 and 1995                            8,664,152          7,435,889
  Inventories:
    Finished goods                                       11,618,182         10,403,295
    Work in process                                         830,152            769,389
    Raw materials                                         3,169,660          4,919,788
    Packaging materials and supplies                      1,800,940          1,899,703
                                                       ------------       ------------
                                                         17,418,934         17,992,175

  Income taxes                                              128,186               --
  Prepaid expenses and other                              2,330,409          1,606,261
                                                       ------------       ------------
Total Current Assets                                     29,352,669         27,997,024

Property, Plant and Equipment:
  Land                                                      817,452            817,452
  Buildings and improvements                             22,745,989         16,620,684
  Machinery and equipment                                40,831,521         33,490,425
  Furniture and fixtures                                  1,692,942          1,088,576
  Construction in progress                                5,081,772          5,818,979
                                                       ------------       ------------
                                                         71,169,676         57,836,116
  Less accumulated depreciation
    and amortization                                     21,608,078         18,020,747
                                                       ------------       ------------
                                                         49,561,598         39,815,369
Other Assets:
  Goodwill                                                  996,792          1,319,064
    Other intangible assets                                 826,987            802,000
                                                       ------------       ------------
                                                          1,823,779          2,121,064
                                                       ------------       ------------
TOTAL ASSETS                                           $ 80,738,046       $ 69,933,457
                                                       ============       ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable (including outstanding checks
    of $767,000 in 1996 and $1,597,000 in 1995)        $  4,608,521       $  6,575,447
  Accrued compensation                                    1,435,383          1,208,053
  Other accrued expenses                                  1,548,617          1,547,157
  Income taxes                                                 --               98,628
  Current portion of long-term debt and capital
    lease obligations                                     1,630,129          1,581,126
                                                       ------------       ------------
Total Current Liabilities                                 9,222,650         11,010,411

Long-Term Liabilities:
  Long-term debt and capital lease obligations           17,959,905         12,790,034
  Deferred income taxes                                   4,825,000          4,165,000
                                                       ------------       ------------
Total Long-Term Liabilities                              22,784,905         16,955,034

Shareholders' Equity:
  Preferred shares, with no par value,
    authorized 2,000,000 shares                                --                 --
  Common shares, $1.00 stated value,
    authorized 15,000,000 shares,
    issued 8,544,676 shares in 1996
    and 8,475,845 shares in 1995                          8,544,676          8,475,845
  Additional paid-in capital                             12,624,781         12,557,684
  Retained earnings                                      27,561,034         20,955,278
  Less deferred compensation                                   --              (20,795)
                                                       ------------       ------------
                                                         48,730,491         41,968,012
                                                       ------------       ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $ 80,738,046       $ 69,933,457
                                                       ============       ============

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

                                                       1996                1995              1994
                                                   ------------       ------------       ------------
Net sales                                          $109,075,223       $ 91,075,493       $ 88,220,375
Cost of goods sold                                   65,954,035         54,893,776         55,575,678
                                                   ------------       ------------       ------------
Gross profit                                         43,121,188         36,181,717         32,644,697

Selling and distribution expenses                    25,751,508         21,736,044         20,945,185
General and administrative expenses                   3,242,480          3,288,144          2,889,088
Research and development expenses                     1,279,892          1,227,212          1,369,615
                                                   ------------       ------------       ------------
   Total expenses                                    30,273,880         26,251,400         25,203,888
Gain from sale of refrigerated egg assets                  --                 --            1,578,451
                                                   ------------       ------------       ------------
                                                     30,273,880         26,251,400         23,625,437
                                                   ------------       ------------       ------------
Income from operations                               12,847,308          9,930,317          9,019,260
Interest expense                                      1,164,353          1,138,708          1,811,583
                                                   ------------       ------------       ------------
Income before income taxes                           11,682,955          8,791,609          7,207,677
Provision (benefit) for income taxes:
   Currently payable:
     Federal                                          3,325,000          2,385,000          2,781,000
     State and local                                    305,000            492,000            619,000
   Deferred                                             660,000            684,000           (524,000)
                                                   ------------       ------------       ------------
                                                      4,290,000          3,561,000          2,876,000
                                                   ------------       ------------       ------------
Net income                                         $  7,392,955       $  5,230,609       $  4,331,677
                                                   ============       ============       ============

Earnings per share
   Primary                                         $       0.84       $       0.60       $       0.51
                                                   ============       ============       ============
   Fully diluted                                   $       0.83       $       0.60       $       0.51
                                                   ============       ============       ============

Weighted average number of common and
  common equivalent shares used in computing
  earnings per share
     Primary                                          8,841,980          8,664,331          8,428,347
     Fully diluted                                    8,923,949          8,736,226          8,428,347



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

                                                       Common Shares
                                              -----------------------------
                                                  Number                         Additional        Retained          Deferred
                                                of Shares         Amount       Paid-in Capital     Earnings        Compensation
                                              ------------     ------------     ------------     ------------      ------------
Balances at January 1, 1994                      8,392,026     $  8,392,026     $ 12,314,703     $ 12,644,188      $    (75,000)
Net income                                            --               --               --          4,331,677              --
Exercise of options at $4.86 -
  $5.21 per share                                   21,864           21,864           32,757             --                --
Amortization of deferred compensation                 --               --               --               --              41,280
Dividends at $0.07 per share                          --               --               --           (605,168)             --
                                              ------------     ------------     ------------     ------------      ------------
Balances at December 31, 1994                    8,413,890        8,413,890       12,347,460       16,370,697           (33,720)
Net income                                            --               --               --          5,230,609              --
Exercise of options at $4.13 - $6.75
   per share                                        56,955           56,955          189,349             --                --
Restricted share award at $0.06 per share            5,000            5,000           20,875             --             (25,575)
Amortization of deferred compensation                 --               --               --               --              38,500
Dividends at $0.08 per share                          --               --               --           (646,028)             --
                                              ------------     ------------     ------------     ------------      ------------
Balances at December 31, 1995                    8,475,845        8,475,845       12,557,684       20,955,278           (20,795)
Net income                                            --               --               --          7,392,955              --
Exercise of options at $4.13 - $6.75
  per share                                         68,831           68,831           67,097             --                --
Amortization of deferred compensation                 --               --               --               --              20,795
Dividends at $0.09 per share                          --               --               --           (787,199)             --
                                              ------------     ------------     ------------     ------------      ------------
Balances at December 31, 1996                    8,544,676     $  8,544,676     $ 12,624,781     $ 27,561,034      $          0
                                              ============     ============     ============     ============      ============

See Notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                                                     1996              1995                 1994
                                                                 ----------         -----------          ----------
OPERATING ACTIVITIES
   Net income                                                  $  7,392,955        $  5,230,609        $  4,331,677
   Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation                                                 3,804,291           2,956,120           3,301,707
     Deferred income taxes                                          660,000             684,000            (524,000)
     Amortization of intangible assets                              357,024             357,024             351,972
     Gain from sale of refrigerated egg assets                         --                  --            (1,578,451)
     Deferred compensation                                           20,795              38,500              41,280
     Cash provided by (used for) current assets
       and liabilities
        Accounts receivable                                      (1,228,263)         (1,208,898)            (83,641)
        Inventories                                                 573,241          (2,859,933)          1,703,357
        Prepaid expenses and other                                 (724,148)           (404,331)             83,381
        Accounts payable and accrued expenses                    (1,738,136)          4,285,987            (736,513)
        Income taxes                                               (226,814)           (807,798)          2,317,626
     (Increase) decrease in other assets                            (59,739)            128,418            (185,870)
                                                               ------------        ------------        ------------
   Net cash provided by operating activities                      8,831,206           8,399,698           9,022,525

INVESTING ACTIVITIES

   Purchases of property, plant and equipment, net              (13,550,520)         (7,726,710)         (4,601,944)
   Proceeds from sale of assets, net of expenses
     of $947,053 in 1994                                               --               383,435           7,752,947
                                                               ------------        ------------        ------------
   Net cash (used for) provided by investing activities         (13,550,520)         (7,343,275)          3,151,003

FINANCING ACTIVITIES

   Proceeds from line of credit and long-term borrowings         48,025,000          25,725,000          40,950,000
   Payments on line of credit and long-term borrowings          (42,806,126)        (26,401,682)        (51,960,783)
   Proceeds from issuance of common shares                          135,928             246,604              54,621
   Dividends paid                                                  (787,199)           (646,028)           (605,168)
                                                               ------------        ------------        ------------
   Net cash provided by (used for) financing activities           4,567,603          (1,076,106)        (11,561,330)
   Net (decrease) increase in cash                                 (151,711)            (19,683)            612,198
   Cash at beginning of year                                        962,699             982,382             370,184
                                                               ------------        ------------        ------------
CASH AT END OF YEAR                                            $    810,988        $    962,699        $    982,382
                                                               ============        ============        ============

See Notes to Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER  31,  1996

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Segment Information: Worthington Foods, Inc. (the Company) is one of the leading food companies dedicated solely to developing, producing and marketing vegetarian, egg substitute and other healthful food products. The Company markets its products nationwide to a wide variety of customers, including supermarkets, specialty stores and other institutional facilities. The Company operates in only one business segment and no single customer represents more than 10% of the Company's net sales.

Principles of Consolidation: The consolidated financial statements include the accounts of Worthington Foods, Inc. and its wholly-owned subsidiary, Specialty Foods Investment Company. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments: The fair value of the Company's cash, accounts receivable, accounts payable, accrued compensation, other accrued expenses and long-term debt and capital lease obligations approximate the carrying values at December 31, 1996 and 1995.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out method (LIFO) for raw materials, packaging materials and the materials content of work in process and finished goods. If current costs had been used, the aforementioned inventories would have been $328,000 and $427,000 higher than reported at December 31, 1996 and 1995, respectively.

Labor and overhead conversion costs are determined by the first-in, first-out method. Conversion costs are $5,838,000 and $5,661,000 of the reported inventory values at December 31, 1996 and 1995, respectively.

Advertising Costs: Advertising costs are expensed as incurred, on an annual basis, thus there are no advertising costs recorded as assets at December 31, 1996 or 1995. Advertising expense was approximately $11,248,000, $8,999,000 and $7,933,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Slotting Costs: Slotting costs associated with new products or new territories are deferred and amortized over the twelve month period following the initial introduction. The amounts deferred at December 31, 1996 and 1995 were $1,063,000 and $750,000, respectively. Slotting costs expensed were $1,528,000, $1,206,000, and $1,179,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Property and Depreciation: Property, plant and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Assets under construction or not fully operational are not depreciated until placed in service. Expenditures for maintenance and repairs are charged to operations as incurred. Included in property, plant and equipment at both December 31, 1996 and 1995 is $7,592,000 of equipment under capital lease obligation. Amortization of capital lease assets is included in depreciation expense. Accumulated amortization of capital lease assets was $4,219,000 and $3,586,000 at December 31, 1996 and 1995, respectively.

Goodwill: Goodwill acquired in the purchase of La Loma Foods, Inc. is being amortized over 10 years using the straight-line method. Accumulated amortization was $2,249,000 and $1,927,000 at December 31, 1996 and 1995, respectively.

Other Intangible Assets: Other intangible assets are primarily debt issuance costs and package design costs. Debt issuance costs are being amortized using the straight-line method over the life of the debt. Package design costs are being amortized over a maximum of five years. Accumulated amortization was $892,000 and $666,000 at December 31, 1996 and 1995, respectively.

Earnings  Per Share:  The Company  calculates  earnings per share based upon the
weighted   average  number  of  common  shares   outstanding  and  common  share
equivalents derived from dilutive stock options and restricted share awards.

Research and Development Costs: Research and development costs are expensed as incurred.

Stock-Based Compensation: In accordance with the provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation", the Company applies Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options and, accordingly, does not recognize compensation costs when the exercise price of its employee stock options is equal to the fair market value of the stock at the grant date.


NOTE B -- CREDIT ARRANGEMENTS Long-term debt consists of the following:

                                                          December 31
                                                   1996                 1995
                                              ------------         -------------

9.75% notes due
  January 15, 2004                            $  6,533,333         $  7,333,333
Bank credit agreement,
  variable rates (weighted average
  of 6.80% at December 31, 1996)                10,525,000            3,725,000
6.10% capital lease obligation
  due October 31, 1998                           2,531,701            3,312,827
                                              ------------         ------------
                                                19,590,034           14,371,160
Less current maturities                         (1,630,129)          (1,581,126)
                                              ------------         ------------
Total long-term debt                          $ 17,959,905         $ 12,790,034
                                              ============         ============


The bank credit agreement provides for $20,000,000 total borrowings and extends through October 31, 2001. On each anniversary date, the Company may request an extension of one year of the termination date. Under the agreement, the Company borrows at an interest rate not to exceed the prime rate (8.25% at December 31, 1996). The Company is required to pay a fee of 1/5% per annum on the unused portion of the credit agreement. Available borrowings under this credit agreement were $9,475,000 at December 31, 1996. The bank credit agreement and the 9.75% notes are secured by accounts receivable and inventory.

The Company's credit arrangements provide for, among other things, the maintenance of certain minimum financial requirements and restrictions on investments, acquisitions, purchases and borrowings. In addition, the credit agreement limits payments of dividends and purchases of common shares to
$1,500,000 plus 25% of net income earned subsequent to December 31, 1989 ($4,001,000 available at December 31, 1996). The Company may not prepay its 9.75% notes until January 15, 1999, without incurring a prepayment penalty.

During 1993, the Company entered into a sale-leaseback transaction with a financing company. This transaction resulted in no gain or loss being recognized. The lease term is for 60 months and is secured by the related equipment. At the end of the lease term, the Company shall purchase the equipment under lease for approximately $970,000. The lease is being treated as a capital lease. During 1994, the equipment securing the capital lease obligation was sold (see Note H). The Company substituted other equipment as security for the obligation.

Maturities of long-term debt and capital lease obligations during the next five years are: 1997--$1,630,000; 1998--$2,502,000; 1999--$800,000; 2000--$800,000;
2001--$11,358,000; and thereafter --$2,500,000.

Interest expense of $245,000 and $47,000 was capitalized during 1996 and 1995, respectively, in connection with the Company's construction activities. No interest costs were capitalized during 1994. Interest paid during 1996, 1995 and 1994 was $1,424,000, $1,209,000, and $1,840,000, respectively.

NOTE C -- OPERATING LEASES
The Company rents warehouse space for distribution of its finished products. In addition, the Company leases certain equipment and motor vehicles for use in its operations. Rental expense amounted to $1,244,000, $1,577,000 and $1,600,000 for 1996, 1995 and 1994, respectively. At December 31, 1996 future minimum lease payments are: 1997--$202,000; 1998--$182,000; 1999--$162,000; 2000--$162,000;
and 2001--$68,000.

NOTE D -- PENSION PLANS
The Company has a defined benefit pension plan covering substantially all of its hourly employees. The Plan provides retirement benefits that are based on length of service and age. The Company's funding policy is to contribute annually the minimum amount required by applicable regulations.


The following sets forth the Plan's funded status as of October 1, 1996 and 1995 (the date of the actuarial valuation):

                                                            October 1
                                                     1996               1995
                                                 -----------        -----------
Plan assets at fair market value,
  primarily bank common trust
  funds and insurance contract                   $ 2,848,645        $ 2,341,644
Projected benefit obligation for
  service rendered to date
  including vested benefits of
  (1996--$1,952,010; 1995--$1,363,728)             2,185,369          2,245,848
                                                 -----------        -----------
Plan assets in excess of projected
  benefit obligation                                 663,276             95,796
Unrecognized net asset at
  transition date, net of
  amortization                                      (109,530)          (128,253)
Unrecognized net (gain)/loss
  from past experience
  different from that assumed                       (497,306)           125,714
Unrecognized prior service cost                        5,713              6,364
                                                 -----------        -----------
Prepaid pension cost included in
  prepaid expenses                               $    62,153        $    99,621
                                                 ===========        ===========

The components of net periodic pension cost for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                           1996              1995             1994
                                        ----------        ---------         ---------
Service cost-benefits
  earned during the period              $ 282,660         $ 198,578         $ 263,408
Interest cost on projected
  benefit obligation                      141,085           114,685           101,123
Actual return on plan assets             (367,550)         (360,531)          (27,403)
Net amortization and deferral1             62,260           186,258          (117,462)
                                        ---------         ---------         ---------
Net periodic pension expense            $ 218,455         $ 138,990         $ 219,666
                                        =========         =========         =========

The actuarial assumptions used in these calculations are as follows:

                                           1996              1995             1994
                                        ----------        ---------         ---------

Weighted-average discount rate             7.25%             6.25%             7.25%
Expected rate of return on assets          7.75%             7.75%             7.75%


Salaried employees are covered by an employee stock ownership plan (ESOP). Annual Company contributions to the ESOP are at the discretion of the Board of Directors. The Company recognizes expense during the year for the contribution determined by the Board of Directors and administrative expense that is related to the ESOP. The ESOP owns 640,728 common shares of the Company, of which 100% of the shares are allocated to participants as of December 31, 1996. In addition, all salaried employees participate in a 401(k) plan. The Company contributes 50% of the employee's contribution, up to 1.5% of the employee's annual salary. Additional contributions may be made on behalf of the employees at the discretion of the Company.

The Company also provides additional retirement benefits to selected key employees through a supplemental executive retirement plan (SERP). Contributions to the plan are based on an amount projected to fund targeted benefits under the provisions of the plan.

The Company's expense applicable to the above plans, including administrative expenses, is as follows:
                               1996              1995              1994
                             --------          --------          --------
Pension plan                 $247,000          $166,000          $247,000
ESOP                          245,000           225,000           191,000
401(k)                        168,000           144,000           151,000
SERP                           92,000            87,000            89,000
                             --------          --------          --------
                             $752,000          $622,000          $678,000
                             ========          ========          ========

NOTE E -- INCOME TAXES
The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 and 1995 are as follows:

                                                 1996                 1995
                                              ----------           ----------
Deferred tax liabilities:
   Property, plant and equipment              $4,649,000           $4,124,000
   State and local taxes                         221,000              137,000
   Slotting                                      411,000              289,000
   Other                                          21,000               24,000
                                              ----------           ----------
     Total deferred tax liabilities           $5,302,000           $4,574,000
                                              ----------           ----------
Deferred tax assets:
   Inventory                                  $  221,000           $  227,000
   Accrued expenses                              217,000              144,000
   Other                                          39,000               38,000
                                              ----------           ----------
     Total deferred tax assets                $  477,000           $  409,000
                                              ----------           ----------
Net deferred tax liabilities                  $4,825,000           $4,165,000
                                              ==========           ==========

The Company's provisions for income taxes differ from the amounts computed by applying the federal statutory rate due to the following:

                               1994               1993              1992
                           -----------        -----------       -----------
Expected tax               $ 3,972,000        $ 2,989,000       $ 2,451,000
State and local taxes          241,000            425,000           341,000
Goodwill                       110,000            110,000           110,000
Other                          (33,000)            37,000           (26,000)
                           -----------        -----------       -----------
Provision for
   income taxes            $ 4,290,000        $ 3,561,000       $ 2,876,000
                           ===========        ===========       ===========


Taxes  paid  during  1996,  1995  and  1994  were  $3,857,000,  $3,713,000,  and
$1,079,000, respectively.

During 1996, the Company qualified for and recorded a one-time $500,000 Investment Tax Credit from the State of Ohio

NOTE F -- SHAREHOLDERS' EQUITY
On October 22, 1996, the Board of Directors declared a four-for-three share split to shareholders of record as of November 15, 1996. Also on November 27, 1995, the Board of Directors declared a five-for-four share split to shareholders of record as of December 11, 1995. All references to number of shares and per share information in the accompanying financial statements have been adjusted to reflect the share splits on a retroactive basis.

On June 13, 1995, the Company's Board of Directors adopted a shareholders rights plan by declaring a special distribution of one right to purchase one one-hundredth of a share of Worthington Foods Series A Junior Participating Preferred Shares (the "Preferred Shares") for each outstanding common share of Worthington Foods for a purchase price of $92.00, subject to adjustment. The rights were distributed on June 26, 1995, to shareholders of record as of the close of business on that date but generally will become exercisable only if a person or group, without the prior approval of the Board of Directors, (i) acquires 15 percent or more of Worthington Foods common shares, or (ii) announces a tender offer that would, if consummated, result in ownership of 30 percent or more of its common shares.

In accordance with the terms of the rights agreement, the above-mentioned share splits caused an adjustment in the number of Preferred Shares purchasable upon exercise of the rights. As so adjusted, each common share is now accompanied by one right to purchase six one-thousandths of a share of the Preferred Shares for a purchase price of $92.00

NOTE G -- STOCK OPTION PLANS
On April 25, 1995, the shareholders approved the Worthington Foods, Inc. 1995 Stock Option Plan (1995 Plan) for full-time key employees of the Company. The plan authorizes the granting of either incentive stock options or other stock options. Incentive stock options are granted at exercise prices not less than the fair market value of the common shares at the date of the grant while other stock options may be granted at an exercise price of not less than $1.00. The Company has 216,320 additional options reserved for issuance under the 1995 Plan.

In 1993, the shareholders approved the Worthington Foods, Inc. 1993 Stock Option Plan for Non-Employee Directors. This plan provides that each Non-Employee Director is granted an option to purchase 16,666 common shares of the Company at the fair market value of the common shares on the date the option is granted. Each option becomes exercisable six months after the grant date and is for a term of five years. The Company has 50,000 additional options reserved for issuance under this plan.

In 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options and, accordingly, does not recognize compensation costs when the exercise price of its employee stock options is equal to the fair market value of the stock at the grant date. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below.


                                         1996                 1995
                                      ----------           ----------
Pro forma net income                  $7,184,000           $5,148,000
                                      ==========           ==========
Pro forma earnings per share
   Primary                            $     0.81           $     0.59
                                      ==========           ==========
   Fully diluted                      $     0.81           $     0.59
                                      ==========           ==========


The estimated fair value of the options is amortized into expense over the options' vesting period. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions.

                                         1996                1995
                                      ------------        ------------
Expected  dividend yield                 0.50%               0.50%
Expected stock price volatility          0.370               0.364
Risk free interest rate              5.88% to 6.25%      5.25% to 5.75%
Expected life of options              3 to 5 years        1 to 5 years

A summary of the Company's stock option activity during 1996, 1995 and 1994, and related information follows:

                                                  1996                          1995                        1994
                                            Weighted-Average              Weighted-Average             Weighted-Average
                                        Options   Exercise Price      Options    Exercise Price    Options    Exercise Price
                                        -------   --------------      -------    --------------    -------    --------------
Outstanding at beginning of year        645,370       $ 7.73          472,694       $ 5.04         612,798       $ 5.18
Granted                                 320,969        17.33          236,666         6.58          41,666         5.14
Exercised                              ( 87,034)        5.36         ( 62,324)        4.85        (104,550)        5.11
Forfeited                              ( 25,623)        6.81         (  1,666)        4.13        ( 77,220)        4.70
                                        -------                        ------                      -------
Outstanding at end of year              853,682       $10.15          645,370       $ 7.73         472,694       $ 5.04
                                        =======                       =======                      =======

Exercisable at end of year              434,589       $ 6.07          322,080       $ 5.56         302,250       $ 5.55
                                        =======                       =======                      =======
Weighted-average fair value
  of options granted during the year                  $ 5.41                        $ 1.77                          N/A


Exercise prices of options outstanding as of December 31, 1996 range from $4.13 to $17.81. The weighted-average remaining contractual life of those options is
4.1 years.

The  financial   effects  of  applying  SFAS  No.  123  are  not  likely  to  be representative of the effects on reported net income for future years.

NOTE H -- SALE OF ASSETS
On November 22, 1994, the Company sold substantially all of the manufacturing equipment, inventory and intangible assets used in the manufacturing and selling of its refrigerated egg product. The selling price was $9,000,000 and the transaction resulted in a gain of $1,578,000. The gain is net of a $2,000,000 write-off of design fees related to the design of the Zanesville, Ohio plant for use as a refrigerated egg processing plant. The Company's net sales for the year ended December 31, 1994 included $7,935,000 relating to refrigerated egg product. During the last half of 1995, the Company commenced a $9,000,000 expansion and construction project at the Zanesville plant in order to utilize it as a meat alternative producing facility and frozen distribution center. The Zanesville plant resumed such operations during April, 1996. The Company recently commenced an additional $11,500,000 construction project at the Zanesville plant, which consists of a new manufacturing line and additional warehouse space. The project is expected to be completed by the end of September, 1997.


NOTE I -- QUARTERLY FINANCIAL DATA (UNAUDITED)
The following table sets forth certain financial data of the Company for each thirteen week period. The financial data for each of these quarters is unaudited but includes all adjustments, consisting of only normal recurring adjustments, which the Company believes to be necessary for a fair presentation. These operating results, however, are not necessarily indicative of results for any future period.

                                                       Income
                         Net           Gross            From            Net          Earnings
                        Sales          Profit        Operations        Income        Per Share
----------------------------------------------------------------------------------------------
                                         (000's omitted except per share data)
1996
First quarter         $ 24,353        $  9,284        $  2,419        $  1,287        $    .15
Second quarter          27,548          10,781           3,300           1,991             .22
Third quarter           27,259          10,971           3,371           1,913             .21
Fourth quarter          29,915          12,085           3,757           2,202             .25
                      --------        --------        --------        --------        --------
                      $109,075        $ 43,121        $ 12,847        $  7,393        $    .83
                      ========        ========        ========        ========        ========
1995
First quarter         $ 20,921        $  7,972        $  2,107        $  1,062        $    .12
Second quarter          22,902           9,504           2,608           1,359             .16
Third quarter           22,256           9,045           2,521           1,327             .15
Fourth quarter          24,996           9,661           2,694           1,483             .17
                      --------        --------        --------        --------        --------
                      $ 91,075        $ 36,182        $  9,930        $  5,231        $    .60
                      ========        ========        ========        ========        ========
1994
First quarter         $ 21,340        $  7,362        $  1,449        $    593        $    .07
Second quarter          23,022           8,672           1,822             816             .10
Third quarter           21,392           8,096           1,823             814             .09
Fourth quarter          22,466           8,515           3,925           2,109             .25
                      --------        --------        --------        --------        --------
                      $ 88,220        $ 32,645        $  9,019        $  4,332        $    .51
                      ========        ========        ========        ========        ========


Fourth quarter 1994 results were positively affected by the sale of the Company's refrigerated egg assets which increased net income by $949,000 or $.15 per share.

REPORT OF INDEPENDENT AUDITORS Board of Directors Worthington Foods, Inc.

We have audited the accompanying consolidated balance sheets of Worthington Foods, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Worthington Foods, Inc. and Subsidiary at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Ernst + Young LLP
Columbus, Ohio
January 31, 1997



OFFICERS AND DIRECTORS

Allan R. Buller
Chairman of the Board, Treasurer and Director

Dale E. Twomley
President, Chief Executive Officer and Director

Donald B. Burke
Executive Vice President of Marketing and Sales

William T. Kirkwood
Executive Vice President and Chief Financial Officer

Ronald L. McDermott
Vice President of Research and Technology, Secretary

James C. Remer
Vice President of Manufacturing

Jay L. Robertson
Vice President of Sales

Joan M. Lieb
Assistant Secretary

Roger D. Blackwell**
Professor of Marketing, The Ohio State University
Director, 1992

Emil J. Brolick
Senior Vice President, Strategic Planning, Research and
New Product Marketing, Wendy's International, Inc.
Director, 1997

Theodore A. Hamer*
Retired Director of Transportation, Mead Corporation
Director, 1983

George T. Harding, IV*
Chairman, Board of Trustees, Harding
Director, 1982

Donald G. Orrick**
Retired Dentist
Director, 1983

William D. Parker*
Retired President of Kroger Columbus, Ohio
Director, 1995

Donald B. Shackelford*
Chairman, State Savings Bank
Director, 1991


*  Member of Audit Committee
**  Member of Executive Compensation Committee

SHAREHOLDER INFORMATION

Market Information for Common Stock
The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the Symbol "WFDS." The following table sets forth, for the quarterly periods shown, the high and low sale price per share as reported on the NASDAQ-National Market System. All per share amounts have been adjusted to reflect the four-for-three share split distributed in December, 1996 and the five-for-four share split distributed in December, 1995.

                           1996                  1995                1994
                     ----------------      ---------------      --------------
                      High       Low        High      Low        High     Low
                     ------     -----      ------    -----      ------   -----
First Quarter         12.4       9.6         7.1      5.0        6.2      4.2
Second Quarter        12.9      10.9        10.8      6.8        6.0      5.1
Third Quarter         19.5      12.0        11.1      8.9        6.6      5.7
Fourth Quarter        19.9      15.8        10.5      9.0        6.5      4.7


As of February 27, 1997, there were approximately 547 holders of record of common stock, without determination of the number of individual participants in security positions.

Dividends
The Company has paid quarterly cash dividends on its common shares since 1983. The annual rate was $0.09 and $0.08 per common share or approximately $787,000 and $646,000 during 1996 and 1995, respectively. On February 18, 1997, the Company's Board of Directors declared a $0.025 per common share dividend payable on April 25, 1997 to shareholders of record on March 28, 1997.

The payment of cash dividends in the future will depend on the Company's earnings, financial condition, capital requirements, loan agreement restrictions and other factors considered relevant by the Board of Directors. There can be no assurance that the Company will in the future pay any cash dividends. The Company's loan agreements restrict its ability to pay dividends. The amount available and unrestricted for the payment of dividends as of December 31, 1996 was approximately $4,001,000. See Note B of the Company's notes to the Consolidated Financial Statements.

Market Makers

Firms making a primary market in Worthington Foods, Inc. shares at February 27, 1997, include the following:

ADAM                                    OHIO
Adams Harkness & Hill, Inc.             The Ohio Company

BRAD                                    RHCO
J.C. Bradford & Co.                     Robinson Humphrey Co., Inc.

BTSC                                    SHWD
BT Securities Corp.                     Sherwood Securities Corp.

HRZG                                    TSCO
Herzog, Heine, Geduld, Inc.             Troster Singer Corporation

MASH                                    WBLR
Mayer & Schweitzer, Inc.                William Blair & Co. L.L.C.

MDLD
McDonald & Company Sec., Inc.



GENERAL COUNSEL
VORYS, SATER, SEYMOUR and PEASE
Columbus, Ohio

CERTIFIED PUBLIC ACCOUNTANTS
ERNST & YOUNG, LLP
Columbus, Ohio

TRANSFER AGENT
NATIONAL CITY BANK
Stock Transfer Department
P.O. Box 92301
Cleveland, OH  44193-0900
(800) 622-6757

FORM 10-K
A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 1996 is available without charge to any shareholder upon written request directed to Joan Lieb at Worthington Foods, Inc., 900 Proprietors Road, Worthington, Ohio 43085 or can be found on the internet at www.investquest.com.

NOTICE OF ANNUAL MEETING
Shareholders are cordially invited to attend the Worthington Foods, Inc. 1997 Annual Meeting on April 22, 1997. The meeting will convene at 11:00 am at the Worthington Hills Country Club, 920 Clubview Boulevard, Worthington, Ohio.

            WORTHINGTON FOODS PRODUCES MORE THAN 150 DIFFERENT ITEMS
       TO PROVIDE HEALTHIER ALTERNATIVES TO MEAT, EGGS AND DAIRY PRODUCTS.
         THESE FOOD ITEMS ARE FREE OF MEAT, ANIMAL FAT AND CHOLESTEROL.


                     WORTHINGTON FOODS MARKETS ITS PRODUCTS
                       NATIONALLY UNDER FOUR BRAND NAMES:


The Morningstar Farms(R) brand offers healthier alternatives to processed meats and whole eggs. The line enables health motivated consumers to reduce fat and dietary cholesterol through its "low-fat" and "fat-free" offerings. Morningstar Farms is distributed nationally through supermarkets and foodservice operations and has become the #1 brand of meat alternatives.


The Worthington brand satisfies the preferences of consumers seeking premium quality meat alternatives. The line is sold in health and specialty food stores.


The Loma Linda(R) brand complements the Worthington products by offering nutritious meat alternatives to health and specialty food shoppers.


The Natural Touch(R) brand meets the needs of health food shoppers seeking products free of artificial additives, flavors or colors. These products are made from all-natural ingredients with minimal processing.




                             WORTHINGTON FOODS, INC.
                               NASDAQ Symbol-WFDS
                              900 Proprietors Road
                             Worthington, Ohio 43085
                                  614/885-9511