Form 10-K405, Exhibit 13
period 1997-12-31
WORTHINGTON FOODS INC /OH/
filed 1998-03-30
CIK 768978

                   1997 Annual Report Worthington Foods, Inc.


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

GOOD TASTE, GOOD NUTRITION. For nearly 60 years,Worthington Foods has been "Putting Good Taste Into Good Nutrition." We will continue our tradition of producing the best meatless products. We believe we can be a part of our customers' healthful living by producing and marketing an expanding range of good tasting, nutritious foods.

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

We believe that because we are focused on our mission, inspired by our vision and guided by our values, we will achieve our objectives.

                                Table of Contents

Financial Highlights                                                         1

Shareholders' Letter                                                       2-3

Historical Perspective & Company Overview                                    4

Retail Grocery                                                               5

Specialty Markets                                                            6

Foodservice                                                                  7

Selected Consolidated Financial Data                                         8

Management's Discussion and Analysis of Financial Condition
and Results of Operations                                                 9-11

Consolidated Balance Sheets                                                 12

Consolidated Statements of Income                                           13

Consolidated Statements of Shareholders' Equity                             13

Consolidated Statements of Cash Flows                                       14

Notes to Consolidated Financial Statements                               15-18

Report of Independent Auditors                                              19

Officers and Directors                                                      19

Shareholder Information                                                     20

Worthington Foods, Inc. Financial Highlights

                                                      1997             1996
                                                  ------------     ------------
Net Sales                                         $117,943,832     $109,075,223
Gross Profit                                      $ 48,720,909     $ 43,121,188
Income From Operations                            $ 14,013,028     $ 12,847,308
Income Before Income Taxes                        $ 12,541,528     $ 11,682,955
Income Taxes                                      $  4,535,000     $  4,290,000
Net Income                                        $  8,006,528     $  7,392,955
Earnings Per Share (Diluted)                      $       0.67     $       0.63
Weighted Average Shares Outstanding (Diluted)       12,015,552       11,801,922
Total Assets                                      $ 95,486,460     $ 80,738,046

                                                               February 16, 1998

To Our Shareholders, Employees and Other Friends

1997 was a year of record earnings, record sales, and record cash flow for Worthington Foods. A number of significant Research and Technology developments and operational improvements strengthened our foundation for future growth. Although net sales and earnings for the fourth quarter of 1997 were below our expectations and affected our performance for the full-year, we believe there were significant achievements during 1997 that provide a stronger base for the future.

FINANCIAL RESULTS FOR 1997
Net sales increased 8.1% to $117.9 million for the twelve months ended December 31, 1997 versus 1996. Net sales of Morningstar Farms retail products rose 9.2% for the twelve months ended December 31, 1997 versus 1996, benefiting from new product introductions and expanded distribution. At year-end 1997, Worthington Foods' grocery market share of meat alternatives exceeded 55%, approximately the same as it was at the end of 1996.

Foodservice sales rose 13.6% for the twelve month period ended December 31, 1997 compared to 1996. An expanding number of national restaurant chains are featuring Morningstar Farms products on their menus. Specialty Markets sales improved 4.3% for the full-year 1997, including an increase of 9.5% in Health Foods and over 11% in our small, but growing, International business.
1997 Seventh-day Adventist sales approximated 1996 sales.

Gross margin improved nearly two percentage points in 1997 to 41.3% of net sales from 39.5% a year ago. This improvement was due primarily to reduced material prices and direct labor efficiency gains. Several initiatives were implemented during the year to achieve further operating efficiencies and additional savings from ongoing cost control programs. Net income for the year increased 8.3% to $8 million. The per share amounts reflect a four-for-three share split distributed on December 5, 1997, our third stock-split in the past three years.

BUILDING FOR THE FUTURE
As we look back on 1997, we believe that we have established a firm foundation for improved performance in 1998. Many of our 17 new products introduced during 1997 began moving into the marketplace during the second half of the year with substantial new distribution gains expected in 1998. The introduction of Chik Nuggets was a major success and has already become one of our top selling products.

The test market sales of Morningstar Farms refrigerated products in the meat case provided convincing evidence that this concept is one we must aggressively pursue during 1998 and beyond. Accordingly, we are beginning a rollout of five refrigerated products into other selected markets, supported with increased advertising and sales personnel. We expect to have our new refrigerated products in at least 25% of the U.S. supermarkets by the beginning of the 1998 summer cookout season. In February, 1998, the Board of Directors authorized a $6 million expansion at the Zanesville Plant to provide additional capacity and improved efficiency for our refrigerated products.

The two-year development of America's Original Veggie Dog has all the makings of a break-out product. Veggie Dogs are already on the shelves of 15% of the U.S. supermarkets and we have targeted to be in one-half of all supermarkets by May, 1998. The taste and texture of Veggie Dogs are very close to the full-fat meat hot dogs with over $1.5 billion in retail sales alone. We believe our Veggie Dogs will be the first comparable meatless hot dog into this category.

Our efforts during 1997 to develop important relationships within the Foodservice market are expected to yield significant growth in 1998. Recently our Garden Grille(R) replaced one of our competitor's products on the menus of Planet Hollywood. We are confident that we will have other restaurants, like Planet Hollywood, feature our Morningstar Farms products on their menus. The Health Food market continues to show strong growth and continued opportunities. International market expansion, particularly in the United Kingdom and Northern Europe, will receive increased allocation of resources in 1998 to capitalize on our opportunities there. Our added production capacity makes it possible to aggressively expand into the International market during 1998.

OUR PLANS FOR 1998
We believe that we are the category leader in both quality and innovation and, importantly, the low-cost producer. We are a very determined competitor and this will be evident in 1998. We expect 1998 will be another year of sales growth and increased profitability and will be in line with our annual objectives of 15% sales growth and 20% growth in earnings. We are optimistic about improved performance during this year for the following reasons:

o    Continued growth in the "healthy eating" category

o Increased Supermarket sales from new products, particularly Veggie Dogs and Refrigerated products

o Expanded distribution and increased sales from existing products in Supermarkets

o    Launch of major International growth initiative

o    Stronger relationships developed within the Foodservice Market

o    Gradual improvement in gross margin

We are committed to being the leader in all of our current markets and are determined to use aggressive strategies to develop new markets. We will not, however, abandon our objective of balancing growth with profitability.

RETURNS TO SHAREHOLDERS
At our Board of Directors meeting held on February 3, 1998, the Board authorized a cash dividend of 2.15 cents per share payable to shareholders of record as of March 27, 1998. Over the past three fiscal years, the Board of Directors has increased your cash dividends by 58% while the market price for our common shares has appreciated by 277%.

OUR COMMITMENTS AND GOALS
The Board of Directors and Management are firmly dedicated to the vision of healthful foods for the world, just as we were 59 years ago. We have grown stronger and believe we now have the resources to achieve our goal of $200 million in sales by the year 2000. We remain dedicated to the values established and embraced by our predecessors --Good Taste with Good Nutrition; Respect for our Employees; Integrity; and the belief our employees are whole beings.

Innovative Research and Technology is one of the keys to maintaining leadership in the marketplace and we are determined to extend our lead over the competition with the continued introduction of new and improved products. We have been a publicly traded company for only 6 years, but we understand and are committed to the concept of building shareholder value.

We believe 1998 and the years beyond will be exciting and rewarding years for all of us. We have the opportunities, the resources and the people with the ability and passion to reach new peaks of achievement.

Thank you for your interest and support of Worthington Foods.


Allan R. Buller
Chairman of the Board


Dale E. Twomley
President and Chief Executive Officer

Historical Perspective & Company Overview

Worthington Foods, Inc. is the world's largest company dedicated solely to the manufacture and marketing of vegetarian foods and other healthful items. Since its start in 1939, Worthington Foods has become the market leader in quality and innovation in the rapidly growing $300 million category for meat alternatives.

Worthington Foods' sales for 1997 totaled a record $117.9 million, up 8.1% from the previous year. The growth is a direct result of health-motivated consumers who are reducing their consumption of processed meats in favor of good-tasting, convenient, lower-fat, vegetable-based products.

Seventeen new items--nearly all low-fat or fat-free--were introduced into the grocery, specialty and foodservice markets during 1997. This clearly demonstrates the Company's commitment to growth, innovation and continued category leadership.

In order to meet the continued demand for meat alternatives, Worthington Foods completed an $11.5 million capital expansion project at its Zanesville facility to accommodate additional hot air oven and fry line capacity. This project also included finishing additional warehouse space for dry storage, and was completed in September of 1997. Production on this new line began in October, 1997, and now provides the Company with $30 million of additional production capability annually.

MORNINGSTAR FARMS
is the #1 brand of meat alternatives available in retail supermarkets, and is rapidly increasing its presence in foodservice operations. The line also includes the #2 brand in the frozen egg substitute category, Scramblers(R).

WORTHINGTON
brand satisfies the preferences of consumers seeking a wide variety of canned and frozen meat alternatives. It is sold primarily through Seventh-day Adventist owned stores and health food stores.

LOMA LINDA
brand complements the Worthington line by primarily offering nutritious canned and frozen meat alternatives to Seventh-day Adventist and other specialty food shoppers.

NATURAL TOUCH
brand addresses the stricter requirements of health food shoppers seeking vegetarian products free of artificial additives, flavors or colors, and is sold primarily in natural food stores.

Retail Grocery

Morningstar Farms is the recognized market leader of meat alternatives in supermarkets. This category was up 25% in 1997 over the previous year, representing more than $158 million in retail sales.

Worthington Foods was the first to introduce a line of frozen egg substitutes and meatless breakfast items into retail grocery stores during the 1970's. Today, Morningstar Farms items are found in more than 96% of the nation's supermarkets.

The Morningstar Farms brand offers approximately two dozen frozen food items to replace whole eggs and processed meats for all meal occasions. Most of these meat alternatives are made from soy protein; consequently, they are either low-fat or fat-free. Virtually all are cholesterol-free; and many provide a good source of fiber. Moreover, an increasing body of medical evidence has linked the consumption of soy protein with reduced risk of cardiovascular disease, certain types of cancer and osteoporosis in women. However, the primary brand positioning of Morningstar Farms continues to be good-tasting, convenient, healthier alternatives to meat, particularly red meat, and pork.

With increased competition in 1997, Morningstar Farms maintained a 50% share of the meat alternative category. Additionally, Morningstar Farms items contributed nearly 47% of the incremental retail sales growth in the sale of meat alternatives during 1997.

A key contributor to this growth was the introduction of new items, including:

Burger and Sausage Crumbles - low-fat, soy-based ingredients to be used in place of cooked ground beef or sausage in tacos, sauces, casseroles or pizza toppings.

Chik Nuggets - introduced in 1997 as the first Morningstar Farms "finger food," generating nearly $3 million in retail sales.

In addition to the new items, significant levels of distribution were obtained on items initially introduced in previous years. Products posting major volume gains included Garden Veggie Patties, Spicy Black Bean Burgers and Chik Patties(R). Also significant is that items in distribution for many years realized volume gains, indicating that the newer items are not merely trading out sales from the existing line.

A successful test market was completed in 1997 on three refrigerated items in "modified atmosphere packaging," or MAP. Because product sales in the meat case are dramatically higher than in the frozen case, these MAP items have the potential to add significantly to retail sales.

The new user marketing strategy initiated in 1995 was continued with much success in 1997. The objective was to attract product trial among health-motivated consumers through brand equity-building print advertising in highly targeted special interest magazines and cents-off coupons targeted at users of competitive products.

Specialty Markets

The Specialty Markets segment consists of two distinct, but related categories. One is a mature, stable market and represents the core of Worthington Foods' heritage. The other segment is comprised of natural food stores, which represent an area of continuing sales growth.

The mature market consists largely of some 60 high-volume, direct accounts serving members of the Seventh-day Adventist Church, many of whom follow vegetarian dietary practices. They are frequently second and third generation consumers who are loyal to the Worthington and Loma Linda brands, which offer the broadest assortment of great-tasting meatless items. These are available as canned, dry and frozen products.

The category for all health and natural foods continued to demonstrate strong double-digit growth in 1997. Frozen alternatives to meat were an important part of this increase.

Worthington Foods serves this market segment with its Natural Touch brand. The Company has taken steps in recent years to strengthen its foothold in this market through the appointment of a broker network with national coverage. This increased attention in the natural foods retail environment has helped to increase Natural Touch volume nearly 10% over the past year.

In 1997, Worthington Foods continued to emphasize the low-fat products within its specialty brands, contributing to an overall growth of 4.3% in this mature market segment. Much of this was a continuation of the development work with fat replacers pioneered the previous year. In addition, hydrogenated fats were removed from more than two dozen products.

Low-fat versions of Big Franks, RediBurger, Sliced Chik and Diced Chik were introduced in 1997. This brings to nearly 50 the number of Worthington and Loma Linda items that are labeled with a low-fat claim.

Foodservice

Over the past six years, Worthington Foods' sales to Foodservice accounts have been the Company's fastest growing market segment. In 1997, Foodservice sales topped $13.4 million.

The Morningstar Farms brand has often received considerable media attention as an increasing number of restaurants offer one or more of our products. Meatless sandwiches and entrees are becoming standard fare for all meal occasions and Morningstar Farms is the only brand that offers products for every meal of the day.

As a result of increased consumer interest and product availability, restaurants now represent more than half of our Foodservice sales, and the list of national and regional chains featuring a Morningstar Farms Veggie Burger continues to grow. Until recently, the majority of the sales in this category were made to universities, hospitals, hotels and other institutions.

Worthington Foods' Foodservice success is the result of positioning the Company as the category leader in quality, innovation and variety. Increasingly, Morningstar Farms is becoming recognized as the brand of choice by major restaurant chains.

While there is no clear measure of the current size of the category for meat alternatives in Foodservice, it is estimated to have been approximately $60 million in 1997 and growing substantially. Continued Company success in Foodservice will be based on sustained category growth, expanded distribution of current products, the introduction of new items, and a category leadership position by the Morningstar Farms brand in conjunction with our national network of distributors, brokers and multi-unit restaurant partners.

Selected Consolidated Financial Data

The following table summarizes certain selected consolidated financial data for the periods indicated and is derived from the Consolidated Financial Statements of the Company. The Consolidated Financial Statements for each of the five years ended December 31, 1997 have been audited by Ernst & Young LLP, independent public accountants. The data presented below should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Report. All per share amounts have been adjusted to reflect the four-for-three share splits in December, 1997 and December, 1996, and also the five-for-four share split in December, 1995.

                                                                             Years Ended December 31,
                                                              1997         1996         1995        1994        1993
                                                            ---------------------------------------------------------
                                                                      (In thousands, except per share data)
Statement of Income Data:
Net sales                                                   $117,944     $109,075     $91,075     $88,220     $79,298
Cost of goods sold                                            69,223       65,954      54,893      55,575      50,077
                                                            --------     --------     -------     -------     -------
  Gross profit                                                48,721       43,121      36,182      32,645      29,221

Selling and distribution expenses                             29,936       25,752      21,736      20,945      21,319
General and administrative expenses                            3,359        3,242       3,289       2,889       2,564
Research and development expenses                              1,413        1,280       1,227       1,370       1,421
                                                            --------     --------     -------     -------     -------
  Total expenses                                              34,708       30,274      26,252      25,204      25,304
Gain from sale of refrigerated egg assets                        --           --          --        1,578         --
                                                            --------     --------     -------     -------     -------
                                                              34,708       30,274      26,252      23,626      25,304
                                                            --------     --------     -------     -------     -------
  Income from operations                                      14,013       12,847       9,930       9,019       3,917
Interest expense                                               1,471        1,164       1,138       1,811         979
                                                            --------     --------     -------     -------     -------
  Income before income taxes                                  12,542       11,683       8,792       7,208       2,938
Provision for income taxes                                     4,535        4,290       3,561       2,876       1,144
                                                            --------     --------     -------     -------     -------
  Net income                                                $  8,007     $  7,393     $ 5,231     $ 4,332     $ 1,794
                                                            ========     ========     =======     =======     =======

Earnings per share
  Basic                                                     $   0.70     $   0.65     $  0.47     $  0.39     $  0.16
                                                            ========     ========     =======     =======     =======
  Diluted                                                   $   0.67     $   0.63     $  0.45     $  0.39     $  0.16
                                                            ========     ========     =======     =======     =======

Dividends per share                                         $   0.08     $   0.07     $  0.06     $  0.05     $  0.05
                                                            ========     ========     =======     =======     =======

Weighted average number of common and common
 equivalent shares used in computing earnings per share
    Basic                                                     11,516       11,332      11,246      11,202      11,184
    Diluted                                                   12,016       11,802      11,552      11,238      11,201

Balance Sheet Data (at year end):
Working capital                                             $ 25,112     $ 20,130     $16,987     $15,182     $17,245
Total assets                                                  95,486       80,738      69,933      61,578      68,270
Total long-term debt                                          22,333       17,960      12,790      13,646      24,048
Total shareholders' equity                                    56,416       48,730      41,968      37,098      33,276

                                                                      Exhibit 13

                                                         Worthington Foods, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS: The following table sets forth for the years indicated information derived from the Company's Consolidated Statements of Income expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.

                                                                                           Percentage
                                                   Percentage of Net Sales             Increase(Decrease)
                                                   Years Ended December 31,          ----------------------
                                             ---------------------------------       1997 OVER    1996 Over
                                              1997          1996          1995         1996         1995
                                             --------------------------------------------------------------
Net sales                                    100.0%        100.0%        100.0%         8.1%        19.8%
Cost of goods sold                            58.7          60.5          60.3          5.0         20.2
                                             -----         -----         -----
  Gross profit                                41.3          39.5          39.7         13.0         19.2
Selling and distribution expenses             25.4          23.6          23.9         16.2         18.5
General and administrative expenses            2.8           3.0           3.6          3.6         (1.4)
Research and development expenses              1.2           1.1           1.3         10.4          4.3
                                             -----         -----         -----
  Total expenses                              29.4          27.7          28.8         14.6         15.3
                                             -----         -----         -----
  Income from operations                      11.9          11.8          10.9          9.1         29.4
Interest expense                               1.3           1.1           1.3         26.4          2.3
                                             -----         -----         -----
  Income before income taxes                  10.6          10.7           9.6          7.4         32.9
Provision for income taxes                     3.8           3.9           3.9          5.7         20.5
                                             -----         -----         -----
  Net income                                   6.8%          6.8%          5.7%         8.3         41.3
                                             =====         =====         =====


RAW MATERIAL COST FLUCTUATIONS: Certain Company products are sensitive to changes in raw material costs. As a result, operating results for comparative periods may vary significantly. The cost of several of the Company's principal raw materials, such as liquid and dried egg whites, dry vital gluten, vegetable oils and caseinates are primarily dependent upon broadly and sometimes rapidly fluctuating agricultural commodity markets. When these fluctuations occur, the Company's resultant costs in raw materials may also fluctuate. For example, liquid and dried egg whites are primarily dependent upon fresh shell egg prices, yolk prices and feed costs, and can fluctuate significantly. Quoted market prices for liquid egg decreased from $0.57 per pound in late 1989 to $0.28 per pound in December, 1997. Similarly, quoted market prices for dried egg whites decreased from $5.20 per pound in late 1989 to $2.79 in December, 1997.

From time to time, the Company has entered into fixed price contracts for the purchase of some or all of these raw ingredients to minimize the potential negative impact of unfavorable price fluctuations. Such contracts can also reduce the benefits of favorable price fluctuations. For example, during 1997 the Company purchased all of its dried egg white requirements under such contracts. As a result, the Company was able to purchase its egg white requirements at an average price per pound under average market prices.

As of December 31, 1997, the Company was not a party to any fixed price contracts for delivery of any of its principal raw materials in 1998. The Company expects to either negotiate fixed price contracts for its principal raw materials or purchase these materials at market prices prevailing at the time of purchase.

1997 COMPARED TO 1996: Net sales in 1997 increased approximately $8,869,000 or 8.1% over 1996. Net sales in 1997 to the Company's Specialty Markets (Seventh-day Adventist, Health Food and International) increased approximately $1,517,000 or 4.3% over 1996. This increase in sales was driven by an increase in Health Food sales of approximately $932,000 or 9.5%, and an increase in International sales of approximately $639,000 or 11.2%. The Company anticipates continued growth in International sales and plans to focus on this in 1998 by employing a full time individual to serve this market. Net sales to the Seventh-day Adventist market in 1997 were comparable with 1996, a trend the Company expects to continue.

Net sales to Foodservice accounts in 1997 increased approximately $1,610,000 or 13.6% over 1996. While the growth rate in this category is less than prior years, the Company continues to diligently build this business through national account acceptance, and in 1997 added several additional marquee accounts to its growing list of customers. The Company anticipates continued growth in Foodservice in 1998.

Net sales of Morningstar Farms products to supermarkets in 1997 increased approximately $5,741,000 or 9.2% over 1996. Net sales of Morningstar Farms meat alternative products in 1997 increased approximately $6,840,000 or 13.3% over 1996. The increase in sales in 1997 is attributable to new products such as Burger Style Recipe Crumbles, Sausage Style Recipe Crumbles, and Chik Nuggets as well as expanded distribution of existing items. During 1997 the Company began test marketing three Morningstar Farms items in the refrigerated meatcase. This test provided convincing evidence that this concept is one the Company must aggressively pursue during 1998. Accordingly, the Company is beginning a rollout of five refrigerated products into additional markets which will be supported with increased advertising and sales personnel. Additionally, in late 1997 the Company introduced America's Original Veggie Dog, which contains only one-half gram of fat and closely resembles the texture and flavor of the best selling hot dogs. This product is already in 15% of the U.S. supermarkets and trade acceptance has been exceptional. The Company expects these new items to contribute to sales growth in 1998 and beyond.

Gross profit as a percentage of net sales increased from 39.5% in 1996 to 41.3% in 1997. The improved gross profit percentage is the result of focused efforts to reduce variable costs, reductions in material prices, improved operating efficiencies at the Company's two manufacturing facilities, the elimination of a number of contract manufacturers, and a modest price increase that went into effect in January, 1997. During the fourth quarter of 1997, gross profit was adversely impacted by lower than anticipated sales and production which resulted in higher fixed costs as a percentage of net sales. The Company anticipates that gross profit for 1998 will approximate the 42.6% of net sales achieved for the first nine months of 1997.

Selling and distribution expenses increased as a percentage of net sales from 23.6% in 1996 to 25.4% in 1997. The Company expanded certain marketing and advertising programs to further strengthen and broaden its position in the meat alternative category, and to support new product introductions, as well as the expanded distribution of its existing products. General and administrative expenses as a percentage of net sales decreased from 3.0% in 1996 to 2.8% in 1997, primarily due to efficiencies gained through increased sales volume. Research and development expenses as a percentage of net sales remained comparable, increasing slightly from 1.1% in 1996 to 1.2% in 1997.

Interest expense in 1997 increased approximately $307,000 or 26.4% over 1996 primarily due to higher average borrowing levels associated with the Company's capital expansion at the Zanesville facility, and higher inventory levels to support future sales growth.

Net income in 1997 increased approximately $614,000 or 8.3% over 1996, primarily due to increased sales, increased gross profit, and a lower income tax rate, partially offset by higher selling, general and administrative expenses as well as higher interest costs. In 1997 the Company benefited from a one-time Investment Tax Credit from the State of Ohio in the amount of $782,000, related to the purchase of property, plant and equipment at its Zanesville facility. This credit reduced the Company's provision for income taxes from approximately 42.4% to 36.2%. The Company also benefited from a similar credit during 1996 in the amount of $500,000.

1996 COMPARED TO 1995: Net sales for 1996 increased approximately $18,000,000 or 19.8% over 1995. Net sales in 1996 to the Company's Specialty Markets (Seventh-day Adventist, Health Food and International) increased approximately $3,416,000 or 10.8% over 1995. Sales to the Health Food market were strong in 1996 posting an increase of approximately $1,650,000 or 20.3% over 1995. The broker network, which was established in early 1996 for sales to Natural Food stores, continued to increase the distribution of the Company's Natural Touch brand of products. International sales for 1996 increased approximately $965,000 or 20.4% while sales to the Seventh-day Adventist market increased approximately $801,000 or 4.3% over 1995.

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

Gross profit as a percentage of net sales decreased slightly from 39.7% in 1995 to 39.5% in 1996. This decrease was attributable to the following factors:
First, contract manufacturing arrangements for certain Morningstar Farms products were needed during the first quarter of 1996, as the Worthington Plant was out of capacity and the Zanesville facility did not become operational until April 1, 1996. Two other factors that resulted in lower gross profit percentages were increased material costs and the start-up of the Zanesville facility. With the Zanesville facility becoming operational, the Company was able to eliminate a number of contract manufacturers, thus enabling gross profit to improve. During the third and fourth quarters of 1996, gross profit increased to 40.2% and 40.4%, respectively, improving from the 38.1% reported in the first quarter of 1996.

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

LIQUIDITY AND CAPITAL RESOURCES: On May 19, 1997, the Company increased its revolving credit facility from $20,000,000 to $25,000,000. The Company relies on cash generated from operations and the $25,000,000 revolving credit facility as its principal sources of liquidity. As of February 25, 1998, $6,125,000 of this credit facility was unused. The Company believes that this borrowing capability plus internally generated funds will be adequate to finance current growth levels into the foreseeable future.

On October 22, 1996, the Board of Directors approved an $11,500,000 capital spending project at Zanesville to install a second production line to produce meat alternatives and to finish additional warehouse space for dry storage. This expansion project was completed in September, 1997, on-time and on-budget. Production on this line began in October, 1997, and now provides the Company with $30,000,000 of additional production capability annually. The total Company production capacity is now at approximately $155,000,000, with $100,000,000 coming from the Worthington facility and $55,000,000 from Zanesville. Currently, the Company still has enclosed space remaining in Zanesville for expansion. The $11,500,000 capital expansion project at Zanesville was funded through cash generated from operations and the Company's revolving credit facility.

On February 3, 1998, the Company's Board of Directors authorized a $6,000,000 expansion at the Zanesville facility. This additional expansion will allow the Company to produce America's Original Veggie Dog and future refrigerated products in-house, thus eliminating the need for a contract manufacturer. This project is expected to be completed by October, 1998, and will be funded through cash generated from operations and the Company's revolving credit facility. As of February 25, 1998, none of the $6,000,000 has been spent.

Net cash provided by operating activities increased in both 1997 and 1996 primarily due to an increase in net income, partially offset by changes in operating assets and liabilities.

Net cash used for investing activities increased in both 1997 and 1996 due to purchases of property, plant, and equipment related to the capital expansion projects completed at the Company's Zanesville facility. This includes the $11,500,000 project completed in October, 1997, and the $9,000,000 project completed in April, 1996.

Net cash provided by financing activities increased in both 1997 and 1996 primarily due to increased borrowings to finance the $11,500,000 and the $9,000,000 capital expansion projects completed at the Company's Zanesville facility.

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

YEAR 2000: The Company has developed preliminary plans to address the possible exposures related to the impact on its computer and operating systems of the year 2000. Key financial and operational systems are being assessed and plans are being developed to address system modifications required by December 31, 1999. The Company expects that these modifications will be addressed and completed by January 1, 1999. The Company has also established a preliminary plan to determine the significance of its suppliers in addressing year 2000 compliance. The financial impact of making the required changes is not expected to be material to the Company's consolidated financial position, results of operations or cash flows.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements in this Annual Report to Shareholders which are not historical fact are "forward looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks, uncertainties and other factors include, but are not limited to, changes in general economic conditions, fluctuation in interest rates, increases in raw material costs, level of competition, market acceptance of new and existing products, price competition, the ability to deliver products with acceptable profit margins, risks inherent in International development, success of the Company's new user marketing strategy, capital expenditure amounts, uninsured product liability, and other factors described in detail in the Company's Form 10-K for the year ended December 31, 1997, other filings with the Securities and Exchange Commission, and communication to shareholders.

                                                         Worthington Foods, Inc.
Consolidated Balance Sheets
December 31, 1997 and 1996

                                                                              1997               1996
                                                                           -----------        -----------
ASSETS
CURRENT ASSETS:
  Cash                                                                     $   714,034        $   810,988
  Accounts receivable, less allowance of $100,000 in 1997 and 1996           9,754,521          8,664,152
  Inventories:
     Finished goods                                                         13,874,478         11,618,182
     Work in process                                                         1,038,109            830,152
     Raw materials                                                           3,453,424          3,169,660
     Packaging materials and supplies                                        1,668,111          1,800,940
                                                                           -----------        -----------
                                                                            20,034,122         17,418,934

  Income taxes refundable                                                    1,229,808            128,186
  Prepaid expenses and other                                                 3,387,130          2,330,409
                                                                           -----------        -----------
Total Current Assets                                                        35,119,615         29,352,669

PROPERTY, PLANT AND EQUIPMENT:
  Land                                                                         781,217            817,452
  Buildings and improvements                                                25,711,953         22,745,989
  Machinery and equipment                                                   53,676,850         40,831,521
  Furniture and fixtures                                                     2,714,307          1,692,942
  Construction in progress                                                   1,767,617          5,081,772
                                                                           -----------        -----------
                                                                            84,651,944         71,169,676
  Less accumulated depreciation
     and amortization                                                       25,639,338         21,608,078
                                                                           -----------        -----------
                                                                            59,012,606         49,561,598
OTHER ASSETS:
  Goodwill                                                                     674,520            996,792
  Other intangible assets                                                      679,719            826,987
                                                                           -----------        -----------
                                                                             1,354,239          1,823,779
                                                                           -----------        -----------
TOTAL ASSETS                                                               $95,486,460        $80,738,046
                                                                           ===========        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable (including outstanding checks of
     $1,292,000 in 1997 and $767,000 in 1996)                              $ 4,730,664        $ 4,608,521
  Accrued compensation                                                         512,276          1,435,383
  Other accrued expenses                                                     2,262,729          1,548,617
  Current portion of long-term debt and capital lease obligations            2,501,572          1,630,129
                                                                           -----------        -----------
Total Current Liabilities                                                   10,007,241          9,222,650

LONG-TERM LIABILITIES:
  Long-term debt and capital lease obligations                              22,333,333         17,959,905
  Deferred income taxes                                                      6,730,000          4,825,000
                                                                           -----------        -----------
Total Long-Term Liabilities                                                 29,063,333         22,784,905

SHAREHOLDERS' EQUITY:
  Preferred shares, with no par value, authorized 2,000,000 shares                  --                 --
  Common shares, $1.00 stated value, authorized 30,000,000 shares,
     issued 11,580,507 shares in 1997 and 11,392,901 shares in 1996         11,580,507         11,392,901
  Additional paid-in capital                                                10,165,266          9,776,556
  Retained earnings                                                         34,670,113         27,561,034
                                                                           -----------        -----------
                                                                            56,415,886         48,730,491
                                                                           -----------        -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $95,486,460        $80,738,046
                                                                           ===========        ===========

See Notes to Consolidated Financial Statements.

                                                         Worthington Foods, Inc.

Consolidated Statements of Income
Years Ended December 31, 1997, 1996, and 1995

                                                                  1997                 1996                1995
                                                              ------------         ------------        -----------
Net sales                                                     $117,943,832         $109,075,223        $91,075,493
Cost of goods sold                                              69,222,923           65,954,035         54,893,776
                                                              ------------         ------------        -----------
   Gross profit                                                 48,720,909           43,121,188         36,181,717

Selling and distribution expenses                               29,935,584           25,751,508         21,736,044
General and administrative expenses                              3,359,715            3,242,480          3,288,144
Research and development expenses                                1,412,582            1,279,892          1,227,212
                                                              ------------         ------------        -----------
   Total expenses                                               34,707,881           30,273,880         26,251,400

   Income from operations                                       14,013,028           12,847,308          9,930,317
Interest expense                                                 1,471,500            1,164,353          1,138,708
                                                              ------------         ------------        -----------
   Income before income taxes                                   12,541,528           11,682,955          8,791,609
Provision for income taxes:
   Currently payable (refundable):
      Federal                                                    2,880,000            3,325,000          2,385,000
      State and local                                             (250,000)             305,000            492,000
   Deferred                                                      1,905,000              660,000            684,000
                                                              ------------         ------------        -----------
                                                                 4,535,000            4,290,000          3,561,000
                                                              ------------         ------------        -----------
   Net income                                                 $  8,006,528         $  7,392,955        $ 5,230,609
                                                              ============         ============        ===========
Earnings per share
   Basic                                                      $       0.70         $       0.65        $      0.47
                                                              ============         ============        ===========
   Diluted                                                    $       0.67         $       0.63        $      0.45
                                                              ============         ============        ===========

Weighted average number of common and common
equivalent shares used in computing earnings per share
   Basic                                                        11,515,851           11,331,961         11,246,156
   Diluted                                                      12,015,552           11,801,922         11,552,441

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 1997, 1996, and 1995

                                                            Common Shares
                                                    ---------------------------
                                                     Number                          Additional         Retained         Deferred
                                                    of Shares         Amount       Paid-in Capital      Earnings       Compensation
                                                    ----------      -----------      -----------      ------------       --------
BALANCES AT JANUARY 1, 1995                         11,218,520      $11,218,520      $ 9,542,830      $ 16,370,697       $(33,720)
Net income                                                  --               --               --         5,230,609             --
Exercise of options at $3.10 - $5.06 per share          75,940           75,940          170,364                --             --
Restricted share award at $0.045 per share               6,666            6,666           19,209                --        (25,575)
Amortization of deferred compensation                       --               --               --                --         38,500
Dividends at $0.06 per share                                --               --               --          (646,028)            --
                                                    ----------      -----------      -----------      ------------       --------
BALANCES AT DECEMBER 31, 1995                       11,301,126       11,301,126        9,732,403        20,955,278        (20,795)
Net income                                                  --               --               --         7,392,955             --
Exercise of options at $3.10 - $5.06 per share          91,775           91,775           44,153                --             --
Amortization of deferred compensation                       --               --               --                --         20,795
Dividends at $0.07 per share                                --               --               --          (787,199)            --
                                                    ----------      -----------      -----------      ------------       --------
BALANCES AT DECEMBER 31, 1996                       11,392,901       11,392,901        9,776,556        27,561,034             --
Net income                                                  --               --               --         8,006,528             --
Exercise of options at $3.10 - $8.72 per share         187,606          187,606          388,710                --             --
Dividends at $0.08 per share                                --               --               --          (897,449)            --
                                                    ----------      -----------      -----------      ------------       --------
BALANCES AT DECEMBER 31, 1997                       11,580,507      $11,580,507      $10,165,266      $ 34,670,113       $     --
                                                    ==========      ===========      ===========      ============       ========

See Notes to Consolidated Financial Statements.

                                                         Worthington Foods, Inc.

Consolidated Statements of Cash Flows
Years Ended December 31, 1997, 1996 and 1995

                                                                         1997              1996              1995
                                                                     ------------      ------------      ------------
OPERATING ACTIVITIES

   Net income                                                        $  8,006,528      $  7,392,955      $  5,230,609
   Adjustments to reconcile net income to net cash
     provided by operating activities:
      Depreciation                                                      4,526,327         3,804,291         2,956,120
      Deferred income taxes                                             1,905,000           660,000           684,000
      Amortization of intangible assets                                   362,024           357,024           357,024
      Deferred compensation                                                    --            20,795            38,500
      Cash provided by (used for) current assets and liabilities
         Accounts receivable                                           (1,090,369)       (1,228,263)       (1,208,898)
         Inventories                                                   (2,615,188)          573,241        (2,859,933)
         Prepaid expenses and other                                    (1,056,721)         (724,148)         (404,331)
         Accounts payable and accrued expenses                            (86,852)       (1,738,136)        4,285,987
         Income taxes                                                  (1,101,622)         (226,814)         (807,798)
      Decrease (increase) in other assets                                 107,516           (59,739)          128,418
                                                                     ------------      ------------      ------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                            8,956,643         8,831,206         8,399,698

INVESTING ACTIVITIES


   Purchases of property, plant and equipment, net                    (13,977,335)      (13,550,520)       (7,343,275)
                                                                     ------------      ------------      ------------
   NET CASH USED FOR INVESTING ACTIVITIES                             (13,977,335)      (13,550,520)       (7,343,275)

FINANCING ACTIVITIES

   Proceeds from long-term borrowings                                  61,999,000        48,025,000        25,725,000
   Payments on long-term borrowings                                   (56,754,129)      (42,806,126)      (26,401,682)
   Proceeds from issuance of common shares                                576,316           135,928           246,604
   Dividends paid                                                        (897,449)         (787,199)         (646,028)
                                                                     ------------      ------------      ------------
   NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                 4,923,738         4,567,603        (1,076,106)
   NET DECREASE IN CASH                                                   (96,954)         (151,711)          (19,683)
   Cash at beginning of year                                         $    810,988           962,699           982,382
                                                                     ------------      ------------      ------------
CASH AT END OF YEAR                                                  $    714,034      $    810,988      $    962,699
                                                                     ============      ============      ============

See Notes to Consolidated Financial Statements.

                                                         Worthington Foods, Inc.

Notes to Consolidated Financial Statements
December  31,  1997

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

FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of the Company's cash, accounts receivable, accounts payable, accrued compensation, other accrued expenses and long-term debt and capital lease obligations approximate the carrying values at December 31, 1997 and 1996.

INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out method (LIFO) for raw materials, packaging materials and the materials content of work in process and finished goods. If current costs had been used, the aforementioned inventories would have been $259,000 and $328,000 higher than reported at December 31, 1997 and 1996, respectively.

Labor and overhead conversion costs are determined by the first-in, first-out method. Conversion costs are $7,341,000 and $5,838,000 of the reported inventory values at December 31, 1997 and 1996, respectively.

ADVERTISING COSTS: Advertising costs are expensed as incurred, on an annual basis, thus there are no advertising costs recorded as assets at December 31, 1997 or 1996. Advertising expense was approximately $14,278,000, $11,248,000 and $8,999,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

SLOTTING COSTS: Slotting costs associated with new products or new territories are deferred and amortized over the twelve month period following the initial introduction. The amount deferred at December 31, 1997 and 1996 was $1,641,000 and $1,063,000, respectively. Slotting costs expensed were $2,391,000, $1,528,000 and $1,206,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

PROPERTY AND DEPRECIATION: Property, plant and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Assets under construction or not fully operational are not depreciated until placed in service. Expenditures for maintenance and repairs are charged to operations as incurred. Included in property, plant and equipment at both December 31, 1997 and 1996 is $7,592,000 of equipment under capital lease obligation. Amortization of capital lease assets is included in depreciation expense. Accumulated amortization was $4,852,000 and $4,219,000 at December 31, 1997 and 1996, respectively.

GOODWILL: Goodwill acquired in the purchase of La Loma Foods, Inc. is being amortized over 10 years using the straight-line method. Accumulated amortization was $2,571,000 and $2,249,000 at December 31, 1997 and 1996, respectively.

OTHER INTANGIBLE ASSETS: Other intangible assets are primarily debt issuance costs and package design costs. Debt issuance costs are being amortized using the straight-line method over the life of the debt. Package design costs are being amortized over a maximum of five years. Accumulated amortization was $1,110,000 and $877,000 at December 31, 1997 and 1996, respectively.

EARNINGS PER SHARE: The Company calculates earnings per share based upon the weighted average number of common shares outstanding and common share equivalents derived from dilutive stock options and restricted share awards.

RESEARCH AND DEVELOPMENT COSTS: Research and development costs are expensed as incurred.

STOCK-BASED COMPENSATION: In accordance with the provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation", the Company applies Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options, and, accordingly, does not recognize compensation expense when the exercise price of its employee stock options is equal to the fair market value of the stock at the grant date.

NOTE B -- CREDIT ARRANGEMENTS
Long-term debt consists of the following:

                                               DECEMBER 31
                                           1997             1996
                                       -----------      -----------
9.75% notes due
  January 15, 2004                     $ 5,733,333      $ 6,533,333
Bank credit agreement,
  variable rates (weighted average
  of 6.88% at December 31, 1997)        17,400,000       10,525,000
6.10% capital lease obligation
   due October 31, 1998                  1,701,572        2,531,701
                                       -----------      -----------
                                        24,834,905       19,590,034
Less current maturities                 (2,501,572)      (1,630,129)
                                       -----------      -----------
Total long-term debt                   $22,333,333      $17,959,905
                                       ===========      ===========

The bank credit agreement provides for $25,000,000 total borrowings and extends through October 31, 2002. On each anniversary date, the Company may request an extension of one year of the termination date. Under the agreement, the Company borrows at an interest rate not to exceed the prime rate (8.50% at December 31, 1997). The Company is required to pay a fee of 1/5% per annum on the unused portion of the credit agreement. Available borrowings under this credit agreement were $7,600,000 at December 31, 1997. The bank credit agreement and the 9.75% notes are secured by accounts receivable and inventory.

The Company's credit arrangements provide for, among other things, the maintenance of certain minimum financial requirements and restrictions on investments, acquisitions, purchases and borrowings. In addition, the credit agreement limits payments of dividends and purchases of common shares to $1,500,000 plus 25% of net income earned subsequent to December 31, 1989 ($5,105,000 available at December 31, 1997). The Company may not prepay its 9.75% notes until January 15, 1999, without incurring a prepayment penalty.

During 1993, the Company entered into a sale-leaseback transaction with a financing company. This transaction resulted in no gain or loss being recognized. The lease term is for 60 months and is secured by the related equipment. At the end of the lease term, the Company shall purchase the equipment under lease for approximately $970,000. The lease is being treated as a capital lease.

During 1994, the equipment securing the capital lease obligation was sold. The Company substituted other equipment as security for the obligation.

Maturities of long-term debt and capital lease obligations during the next five years are: 1998--$2,502,000; 1999--$800,000; 2000--$800,000; 2001--$833,000;
2002--$18,233,000 and thereafter --$1,667,000.

Interest expense of $430,000, $245,000 and $47,000 was capitalized during 1997, 1996 and 1995, respectively, in connection with the Company's construction activities. Interest paid during 1997, 1996 and 1995 was $1,913,000, $1,419,000 and $1,209,000, respectively.

NOTE C -- OPERATING LEASES
The Company rents warehouse space for distribution of its finished products. In addition, the Company leases certain equipment and motor vehicles for use in its operations. Rental expense amounted to $909,000, $1,244,000 and $1,577,000 for 1997, 1996 and 1995, respectively. At December 31, 1997 future minimum lease payments are: 1998--$182,000; 1999--$162,000; 2000--$162,000; and 2001--$68,000.

NOTE D -- PENSION PLANS
The Company has a defined benefit pension plan covering substantially all of its hourly employees. The Plan provides retirement benefits that are based on length of service and age. The Company's funding policy is to contribute annually the minimum amount required by applicable regulations.

The following sets forth the Plan's funded status as of October 1, 1997 and 1996 (the dates of the actuarial valuations):

                                                     OCTOBER 1
                                              1997               1996
                                           ----------         ----------
Plan assets at fair market value,
  primarily bank common trust
  funds and insurance contract             $3,749,355         $2,848,645
Projected benefit obligation for
  service rendered to date
  (including vested benefits of
  1997--$2,563,718;
  1996--$1,952,010)                         2,875,672          2,185,369
                                           ----------         ----------
Plan assets in excess of projected
  benefit obligation                          873,683            663,276
Unrecognized net asset at
  transition date, net of
  amortization                                (90,807)          (109,530)
Unrecognized net gain from
  past experience different
  from that assumed                          (634,986)          (497,306)
Unrecognized prior service cost                 5,062              5,713
                                           ----------         ----------
Prepaid pension cost included in
  prepaid expenses                         $  152,952         $   62,153
                                           ==========         ==========


The components of net periodic pension cost for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                        1997            1996            1995
                                     ---------       ---------       ---------
Service cost-benefits
  earned during the period           $ 248,804       $ 282,660       $ 198,578
Interest cost on projected
  benefit obligation                   156,956         141,085         114,685
Actual return on plan assets          (712,723)       (367,550)       (360,531)
Net amortization and deferral          450,700         162,260         186,258
                                     ---------       ---------       ---------
Net periodic pension expense         $ 143,737       $ 218,455       $ 138,990
                                     =========       =========       =========


The actuarial assumptions used in these calculations are as follows:

                                      1997       1996       1995
                                      -----      -----      -----
Weighted-average discount rate        6.50%      7.25%      6.25%
Expected rate of return on assets     7.75%      7.75%      7.75%


Salaried employees are covered by a 401(k) plan and an employee stock ownership plan (ESOP). The Company contributes to the 401(k) plan 50% of the employee's contribution, up to 2.0% of the employee's annual salary. Additional contributions may be made on behalf of the employees at the discretion of the Company. During 1997, the Company elected to discontinue contributions to the ESOP. The ESOP owns 804,229 common shares of the Company, all of which are allocated to participants as of December 31, 1997. The Company recognizes as expense during the year the plan contributions and any administrative expenses related to the plans.

The Company also provides additional retirement benefits to selected key employees through a supplemental executive retirement plan (SERP). Contributions to the plan are based on an amount projected to fund targeted benefits under the provisions of the plan. There was no contribution to the SERP during 1997.

The Company's expense applicable to the above plans, including administrative expenses, is as follows:

                      1997            1996            1995
                    --------        --------        --------
Pension plan        $176,000        $247,000        $166,000
ESOP                  29,000         245,000         225,000
401(k)               460,000         168,000         144,000
SERP                      --          92,000          87,000
                    --------        --------        --------
                    $665,000        $752,000        $622,000
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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1997 and 1996 are as follows:

                                               1997              1996
                                            ----------        ----------
Deferred tax liabilities:
    Property, plant and equipment           $6,305,000        $4,649,000
    State and local taxes                      293,000           221,000
    Slotting                                   667,000           411,000
    Other                                       47,000            21,000
                                            ----------        ----------
      Total deferred tax liabilities        $7,312,000        $5,302,000
                                            ----------        ----------
Deferred tax assets:
    Inventory                               $  255,000        $  221,000
    Accrued expenses                           286,000           217,000
    Other                                       41,000            39,000
                                            ----------        ----------
      Total deferred tax assets             $  582,000        $  477,000
                                            ----------        ----------
Net deferred tax liabilities                $6,730,000        $4,825,000
                                            ==========        ==========


The Company's provisions for income taxes differ from the amounts computed by applying the federal statutory rate due to the following:

                                1997              1996               1995
                             ----------        ----------         ----------
Expected tax                 $4,264,000        $3,972,000         $2,989,000
State and local taxes           129,000           241,000            425,000
Goodwill                        110,000           110,000            110,000
Other                            32,000           (33,000)            37,000
                             ----------        ----------         ----------
Provision for
   income taxes              $4,535,000        $4,290,000         $3,561,000
                             ==========        ==========         ==========


Taxes paid during 1997, 1996 and 1995 were $3,732,000, $3,857,000 and
$3,713,000, respectively.

During 1997 and 1996, the Company earned Investment Tax Credits from the State of Ohio in the amounts of $782,000 and $500,000, respectively.

NOTE F -- SHAREHOLDERS' EQUITY
On October 14, 1997, the Board of Directors declared a four-for-three share split that was distributed to shareholders of record as of November 14, 1997. On October 22, 1996, the Board of Directors declared a four-for-three share split to shareholders of record as of November 15, 1996. On November 27, 1995, the Board of Directors declared a five-for-four share split to shareholders of record as of December 11, 1995. All references to number of shares and per share information in the accompanying financial statements have been adjusted to reflect the share splits on a retroactive basis.

On June 13, 1995, the Company's Board of Directors adopted a shareholders rights plan by declaring a special distribution of one right to purchase one one-hundredths of a share of Worthington Foods Series A Junior Participating Preferred Shares (the "Preferred Shares") for each outstanding common share of Worthington Foods for a purchase price of $92.00, subject to adjustment. The rights were distributed on June 26, 1995, to shareholders of record as of the close of business on that date but generally will become exercisable only if a person or group, without the prior approval of the Board of Directors, (i) acquires 15% or more of Worthington Foods common shares, or (ii) announces a tender offer that would, if consummated, result in ownership of 30% or more of its common shares.

In accordance with the terms of the rights agreement, the above-mentioned share splits caused an adjustment in the number of Preferred Shares purchasable upon exercise of the rights. As so, adjusted, each common share is now accompanied by one right to purchase .0045 Preferred Shares for a purchase price of $92.00

NOTE G -- STOCK OPTION PLANS
In 1995, the shareholders approved the Worthington Foods, Inc. 1995 Stock Option Plan (1995 Plan) for full-time key employees of the Company. The plan authorizes the granting of either incentive stock options or other stock options. Incentive stock options are granted at exercise prices not less than the fair market value of the common shares at the date of the grant while other stock options may be granted at an exercise price of not less than $1.00. The Company has 324,237 additional options reserved for issuance under the 1995 Plan.

On April 22, 1997, the shareholders approved an amendment to the Worthington Foods, Inc. 1993 Stock Option Plan for Non-Employee Directors. The amended plan provides that each Non-Employee Director is granted an option at the beginning of each term for which they are elected or re-elected as a director to purchase 10,000 common shares of the Company at the fair market value of the common shares on the date the option is granted. Each option will be for a term of five years and will become exercisable with respect to one-third of the grant on each anniversary of the grant date. The Company has 270,000 additional options reserved for issuance under this plan.

In 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion No. 25, "Accounting of Stock Issued to Employees" and related Interpretations in accounting for its employee stock options, and accordingly, does not recognize compensation costs when the exercise price of its employee stock options is equal to the fair market value of the stock at the grant date. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below.

                                         1997          1996
                                      ----------    ----------
Pro forma net income                  $7,554,000    $7,184,000
                                      ==========    ==========
Pro forma earnings per share
    Basic                             $     0.66    $     0.63
                                      ==========    ==========
    Diluted                           $     0.63    $     0.61
                                      ==========    ==========


The estimated fair value of the options is amortized into expense over the options' vesting period. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:
                                       1997              1996
                                   -------------     -------------
Expected dividend yield                0.57%             0.50%
Expected stock price volatility        0.432             0.370
Risk free interest rate            5.38% to 6.63%    5.88% to 6.25%
Expected life of options            2 to 5 years      3 to 5 years


A summary of the Company's stock option activity during 1997, 1996 and 1995, and related information follows:

                                                1997                           1996                          1995
                                           WEIGHTED-AVERAGE               Weighted-Average              Weighted-Average
                                       OPTIONS    EXERCISE PRICE      Options    Exercise Price     Options  Exercise Price
                                      ---------   --------------     ---------   --------------     -------  --------------
Outstanding-beginning of year         1,138,182       $ 7.61           860,493       $ 5.80         630,259       $3.78
Granted                                  53,333        14.27           427,898        13.00         315,554        4.94
Exercised                              (202,941)        4.21          (116,045)        3.97         (83,099)       3.64
Forfeited                                (8,888)       13.36           (34,164)        5.10          (2,221)       3.10
                                      ---------                      ---------                      -------

Outstanding-end of year                 979,686       $ 8.62         1,138,182       $ 7.61         860,493       $5.80
                                      =========                      =========                      =======
Exercisable at end of year              607,738       $11.59           579,452       $ 4.55         429,440       $4.17
                                      =========                      =========                      =======

Weighted-average fair value
  of options granted during the year                  $ 5.68                         $ 4.06                       $1.33


Exercise prices for options outstanding as of December 31, 1997 ranged from $3.10 to $14.53. The weighted-average remaining contractual life of those options is 2 years.

The financial effects of applying SFAS No. 123 are not likely to be representative of the effects on reported net income for future years.

NOTE H -- QUARTERLY FINANCIAL DATA (UNAUDITED)
The following table sets forth certain financial data of the Company for each thirteen week period. The financial data for each of these quarters is unaudited but includes all adjustments, consisting of only normal recurring adjustments, which the Company believes to be necessary for a fair presentation. These operating results, however, are not necessarily indicative of results for any future period.

                                               Income                  Earnings
                    Net          Gross          From          Net      Per Share
                    Sales        Profit      Operations      Income    (Diluted)
                  --------------------------------------------------------------
                               (000's omitted except per share data)
1997
First quarter     $ 26,489       $10,934       $ 3,520       $1,855      $.16
Second quarter      31,398        13,451         4,645        2,535       .21
Third quarter       28,805        12,546         4,321        2,359       .19
Fourth quarter      31,252        11,790         1,527        1,258       .11
                  --------       -------       -------       ------      ----
                  $117,944       $48,721       $14,013       $8,007      $.67
                  ========       =======       =======       ======      ====
1996
First quarter     $ 24,353       $ 9,284       $ 2,419       $1,287      $.11
Second quarter      27,548        10,781         3,300        1,991       .17
Third quarter       27,259        10,971         3,371        1,913       .16
Fourth quarter      29,915        12,085         3,757        2,202       .19
                  --------       -------       -------       ------      ----
                  $109,075       $43,121       $12,847       $7,393      $.63
                  ========       =======       =======       ======      ====
1995
First quarter     $ 20,921       $ 7,972       $ 2,107       $1,062      $.09
Second quarter      22,902         9,504         2,608        1,359       .12
Third quarter       22,256         9,045         2,521        1,327       .11
Fourth quarter      24,996         9,661         2,694        1,483       .13
                  --------       -------       -------       ------      ----
                  $ 91,075       $36,182       $ 9,930       $5,231      $.45
                  ========       =======       =======       ======      ====

Fourth quarter 1997 results were adversely affected by advertising costs and inventory variances which reduced net income by $600,000 or $.05 per share.

Report of Independent Auditors

Board of Directors
Worthington Foods, Inc.

We have audited the accompanying consolidated balance sheets of Worthington Foods, Inc. and Subsidiary as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Worthington Foods, Inc. and Subsidiary at December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


Columbus, Ohio
January 30, 1998

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

Ronald L. McDermott
Vice President of Research and Technology, Secretary

Jay L. Robertson
Vice President of Sales

Joan M. Lieb
Assistant Secretary

Roger D. Blackwell**
Professor of Marketing, The Ohio State University
Director, 1992

Emil J. Brolick**
Senior Vice President, Strategic Planning, Research and
New Product Marketing, Wendy's International, Inc.
Director, 1997

George T. Harding, IV*
Chairman, Board of Trustees, Harding
Director, 1982

Donald G. Orrick**
Retired Dentist
Director, 1983

William D. Parker*
Retired President of Kroger Columbus, Ohio
Director, 1995

Francisco J. Perez*
President and Chief Executive Officer,
Kettering Medical Center
Director, 1997

Donald B. Shackelford*
Chairman, State Savings Bank
Director, 1991


   *  Member of Audit Committee
  **  Member of Executive Compensation Committee

                                                         Worthington Foods, Inc.

Shareholder Information

MARKET INFORMATION FOR COMMON SHARES
The Company's common shares trade on the Nasdaq National Market tier of the Nasdaq Stock Market under the Symbol "WFDS." The following table sets forth, for the quarterly periods shown, the high and low sale price per share as reported on the NASDAQ-National Market System. All per share amounts have been adjusted to reflect the four-for-three share splits in December, 1997 and December, 1996 and the five-for-four share split in December, 1995.

                       1997           1996           1995
                   -----------    -----------    -----------
                   High   Low     High   Low     High    Low
                   ----   ----    ----   ----    ----    ---
First Quarter      16.3   13.3     9.3    7.2     5.3    3.8
Second Quarter     18.8   12.8     9.7    8.2     8.1    5.1
Third Quarter      18.4   15.0    14.6    9.0     8.3    6.7
Fourth Quarter     18.4   12.8    14.9   11.9     7.9    6.8

As of February 25, 1998, there were approximately 623 holders of record of common shares, without determination of the number of individual participants in security positions.

DIVIDENDS
The Company has paid quarterly cash dividends on its common shares since 1983. Dividends of approximately $897,000 and $787,000, or $0.08 and $0.07 per common share were paid during 1997 and 1996, respectively. On February 3, 1998, the Company's Board of Directors declared a $0.0215 per common share dividend payable on April 30, 1998 to shareholders of record as of March 27, 1998.

The payment of cash dividends in the future will depend on the Company's earnings, financial condition, capital requirements, loan agreement restrictions and other factors considered relevant by the Board of Directors. There can be no assurance that the Company will in the future pay any cash dividends. The Company's loan agreements restrict its ability to pay dividends. The amount available and unrestricted for the payment of dividends as of December 31, 1997 was approximately $5,105,000. See Note B of the Company's notes to the Consolidated Financial Statements.

MARKET MAKERS
Firms making a primary market in Worthington Foods, Inc. shares at February 25, 1998, include the following:

ADAM
Adams Harkness & Hill, Inc.

BRAD
J.C. Bradford & Co.

BTAB
BT Alex Brown Inc.

HRZG
Herzog, Heine, Geduld, Inc.

MASH
Mayer & Schweitzer, Inc.

MDLD
McDonald & Company
Securities, Inc.

NAWE
Nash Weiss

OHIO
The Ohio Company

PIPR
Piper Jaffray Companies Inc.

RHCO
Robinson Humphrey Co., Inc.

SHWD
Sherwood Securities Corp.

TSCO
Troster Singer Corporation

WBLR
William Blair & Company  L.L.C.

WEDB
Wedbush Morgan Securities, Inc.

GENERAL COUNSEL
VORYS, SATER, SEYMOUR and PEASE LLP
Columbus, Ohio

CERTIFIED PUBLIC ACCOUNTANTS
ERNST & YOUNG LLP
Columbus, Ohio

TRANSFER AGENT
NATIONAL CITY BANK
Stock Transfer Department
P.O. Box 92301
Cleveland, OH  44193-0900
(800) 622-6757

FORM 10-K
A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 1997 is available without charge to any shareholder upon written request directed to Joan Lieb at Worthington Foods, Inc., 900 Proprietors Road, Worthington, Ohio 43085 or can be accessed on the internet at www.investquest.com.

NOTICE OF ANNUAL MEETING
Shareholders are cordially invited to attend the Worthington Foods, Inc. 1998 Annual Meeting on April 21, 1998. The meeting will convene at 11:00 a.m. at the Worthington Hills Country Club, 920 Clubview Boulevard, Worthington, Ohio.

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