Form 10-K405, Exhibit 13
period 1998-12-31
WORTHINGTON FOODS INC /OH/
filed 1999-03-31
CIK 768978

                                                                Exhibit 13

                     1998 WORTHINGTON FOODS ANNUAL REPORT

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

GOOD TASTE, GOOD NUTRITION. For 60 years Worthington Foods has been "Putting Good Taste Into Good Nutrition." We will continue our tradition of producing the best meatless products. We believe we can be a part of our customers' healthful living by producing and marketing an expanding range of good tasting, nutritious foods.

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

PEOPLE ARE WHOLE BEINGS. We believe people are whole beings that require a balance among mind, body and spirit. Through our employee programs, we assist our employees' efforts to be whole beings-- capable of giving their best to their God, families, friends and Worthington Foods.

We believe that because we are focused on our mission, inspired by our vision and guided by our values, we will achieve our objectives.

                                Table of Contents

-------------------------------------------------------------------------------
Financial Highlights                                               1

Shareholders' Letter                                               2

Chairman's Tribute                                                 3

Historical Perspective & Company Overview                          4

Retail Grocery                                                     5

Specialty, Foodservice and International Markets                   6

Research & Development and Operations                              7

Selected Consolidated Financial Data                               8

Management's Discussion and

Analysis of Financial Condition and Results of Operations        9-11

Consolidated Balance Sheets                                       12

Consolidated Statements of Income                                 13

Consolidated Statements of Shareholders' Equity                   13

Consolidated Statements of Cash Flows                             14

Notes to Consolidated Financial Statements                       15-18

Report of Independent Auditors                                    19

Officers and Directors                                            19

Shareholder Information                                           20


Worthington Foods, Inc. Financial Highlights

                                                                   1998                     1997
                                                             ---------------          ---------------
Net Sales                                                    $    139,491,429          $  117,943,832
Gross Profit                                                 $     60,326,913          $   48,720,909
Income From Operations                                       $     15,309,605          $   14,013,028
Income Before Income Taxes                                   $     13,595,796          $   12,541,528
Income Taxes                                                 $      5,574,000          $    4,535,000
Net Income                                                   $      8,021,796          $    8,006,528
Earnings Per Share (Diluted)                                 $           0.66          $         0.67
Weighted Average Shares Outstanding (Diluted)                      12,213,966              12,015,052
Total Assets                                                 $    120,949,401          $   95,486,460



To Our Shareholders, Employees and Other Friends

We are pleased to report that for the fifth consecutive year, Worthington Foods has achieved record earnings and record sales, with net sales up more than 18% and income before taxes up 8% over 1997.

As the world's largest company devoted solely to the manufacture and marketing of vegetarian and other healthful foods, Worthington Foods is dedicated to providing vegetarian and other health-conscious consumers with a broad range of preferred, high-quality meat alternatives, for dining at home or when dining out.

I believe our performance demonstrates how strongly the marketplace has responded to our leadership in product innovation, realized through unique product offerings, continuous enhancements in taste and presentation, and category-leading brand name recognition.

Indeed, it's a good time to be in our business. There is unprecedented strength in the meat alternative category -- reflecting the broad consumer trend toward healthier eating that has transformed the category from a niche business to one of mass appeal.

But ever since Worthington Foods was founded 60 years ago, we knew that our customers would continue to purchase our products only if the taste and quality were unsurpassed.

That's why early on we made a significant commitment to product innovation, one which continues to pay dividends. A number of successful new product introductions -- including MeatFree Corn Dogs, MeatFree Buffalo Wings and Hard Rock Cafe Veggie Burgers, and our acquisition of the Harvest Burgers brand from Archer Daniels Midland Company -- help to bring new customers to our brands every day. Foodservice sales alone rose nearly 33% in 1998 compared with the prior year.

Hard work to drive continuous improvement in our operations and successful efforts to gain new distribution in retail and foodservice outlets like Subway, Blimpie International and Planet Hollywood, as well as tests now being conducted with mass merchandisers like Costco Wholesale, will provide benefits for our company during 1999.

Expect to see more innovative products from Worthington Foods this year, including new offerings in the chilled meat case of supermarkets and in the frozen retail and foodservice areas. And, we'll aggressively support these products in the marketplace.

We are optimistic about the strong outlook for the meat alternative products category in general and the strength of the Morningstar Farms brand as the category leader. We are committed to maintaining our leadership position and share in this fast-growing category.

The coming year marks yet another milestone for the company. This is Chairman Allan Buller's 53rd year with the company, the past 10 as chairman. In April, Mr. Buller will retire and I will add the responsibilities as chairman to my current duties.

I look forward to yet another record year.

Mr. Buller will be missed.  His legacy, however, is indelible.




Dale E. Twomley
President and Chief Executive Officer

As he steps down after 53 years of service to the company, Worthington Foods honors Allan R. Buller -- visionary, leader, friend.

At a time when most people think of retiring, Allan Buller made one of the boldest moves of his life. The then 65-year-old vice president of Worthington Foods withdrew his retirement savings and refinanced his house to further the pursuit of his lifelong dream: "To make healthful vegetarian foods readily available to mainstream consumers."

Buller and a handful of other investors -- including Dr. George Harding IV and James Hagle -- raised $9.5 million to reacquire the assets of Worthington Foods from Miles Laboratories in October 1982. The deal closed on a Friday; and the reorganized company -- with Buller as president -- started production the next Monday without missing a single order or shipment.

It was his belief in the benefits of vegetarianism that brought Buller and his wife Mickey to Worthington -- the company and the community -- on his birthday in December 1945. Freshly discharged from army after 4+ years of service in the United States and Europe, he came at the encouragement of college friend and Worthington manager Jim Hagle, accepting a position as Hagle's assistant. "Jim and I shared the dream that one day vegetarian foods would become widely available and accepted replacements for meat -- just as margarine had become a replacement for butter," Buller remembers.

When he arrived, the company had sales of less than $250,000 and had only recently moved its manufacturing from a two-story white frame house to a newly-built plant. Distribution consisted largely of mailing its most popular product, gluten-based Choplets, to households across the country at a price of three cans for a dollar.

But Allan Buller's vision was much larger. He recognized the opportunity to dramatically expand Worthington's retail business through the addition of regional warehouses, and he organized the first Worthington Foods sales force to more efficiently serve the company's growing number of retailers.

In the 1950s, Buller's talent for recognizing and seizing opportunity paid off again, when he and director of Research & Development Warren (Kelly) Hartman made Worthington the first company in the world to offer frozen vegetarian foods. Recognizing that many of his retailers lacked sufficient freezer space, Buller provided roll-about freezers that enabled the stores to market these revolutionary new products. The company continued to grow, reaching its first million-dollar sales year in 1960.

As Worthington grew, Buller's responsibilities grew with it. In 1948, when Jim Hagle became president of Worthington Foods and administrator of Harding Hospital, Buller succeeded Hagle as general manager. He was named vice president when the company merged with Miles Laboratories in 1970. And when the local group reacquired the company from Miles in 1982, he was named president. He retired as president in 1986, when Dale Twomley was named to the post. But he continued as an active leader of the company, serving as corporate secretary-treasurer for a time, and as chairman beginning in 1989. Now, a decade later, he steps down as board chairman, succeeded by Twomley.

Just as Allan Buller has spearheaded the growth of the company and the vegetarian movement, he has also contributed immeasurably to the quality of life in Worthington, Ohio. When Miles Laboratories first submitted plans to expand the plant in 1972, drawings called for chopping down a landmark, 250-year-old oak tree -- one of the largest in central Ohio. Buller convinced Miles senior management to save the stately tree -- even though it meant a costly revision to the plans.

Buller's church and a wide variety of community organizations have benefited from his personal attention and generosity. An elder in the Worthington Seventh-day Adventist Church, he has also served as a member of the church's local and regional executive committees. He has held positions on the boards of Harding Hospital and Andrews University. He is a former chairman of the Worthington Area Chamber of Commerce and a founding member of the Dublin/Worthington Rotary Club.

In December 1995, Buller "inducted" himself as the exclusive member of what he proudly calls "The 50-50-50 Club," signifying more than 50 years of marriage to Mickey, 50 years of residence in Worthington, and 50 years of service to Worthington Foods.

And what about the dream that brought Buller to Worthington in the first place? That dream shines more brightly in his eyes than ever. As he retires from active service more than half a century after joining fellow visionaries Jim Hagle and George Harding, Buller envisions a brilliant future for vegetarian foods.

"When I was growing up, vegetarianism was accepted largely on faith," he recalls. "But today, we have strong scientific evidence to support the benefits of this dietary approach. That can only mean a continually growing market for our products."

Continuous growth. It's the dream of a genuine leader whose legacy will continue to inspire his company and his community.

World Leadership - Built on a Solid Foundation and Continuous Innovation

From its humble birth in a two-story frame house 60 years ago, Worthington Foods, Inc. has grown to become the world's largest company dedicated solely to the manufacture and marketing of vegetarian and other healthful foods.

Today, Worthington Foods is the world leader in sales, technology and product innovation in the meat alternative food category. As the trend toward healthy eating and the demand for meat alternatives continue to grow, the company is well positioned to build on its success and strengthen its leadership position.

In 1998 Worthington introduced a variety of new and exciting products - many of them unchallenged by our competitors. MeatFree Corn Dogs and MeatFree Buffalo Wings are two especially successful examples. These additions to our already impressive line, as well as taste and packaging improvements for some of our most popular products, mean even more variety, higher quality and more convenience for consumers. The growing trend away from the consumption of processed meats led many people to try Worthington Foods' products in 1998 - and the taste and quality have kept them coming back.

Worthington technology advanced dramatically in 1998, too. Research and advanced manufacturing are two key elements that will help us maintain and extend our category leadership. Production lines were expanded at our Zanesville, Ohio, plant to meet demand; and an innovative partnership with a former competitor led to the purchase of the popular Harvest Burgers(R) product line without adding a new production burden to existing facilities.

Worthington Foods brands include:

MORNINGSTAR FARMS(R)
For the 25th straight year, Morningstar Farms continued to be the number one brand of meat alternatives available in retail supermarkets -- providing the largest variety of products available. New "fun foods" have helped Morningstar Farms reach new consumers just entering the meat alternative category. Aggressive marketing and the new Hard Rock Cafe Veggie Burger have also increased the brand's visibility in restaurant/foodservice operations.

WORTHINGTON(R)
The Worthington brand is sold primarily through health food stores and those operated by Seventh-day Adventists. The original brand in the Worthington Foods family, Worthington offers a wide variety of canned, dry and frozen meat alternatives to a loyal and longstanding consumer base.

LOMA LINDA(R)
Loma Linda products complement the Worthington line with nutritious canned and frozen meat alternatives marketed primarily to Seventh-day Adventists and other specialty food shoppers following vegetarian dietary practices.

NATURAL TOUCH(R)
The Natural Touch brand offers a variety of products for consumers who follow stricter dietary requirements that call for vegetarian products free of artificial additives, flavors or colors. Natural Touch products are sold primarily in natural food stores.

Out Front in America's Supermarkets

Morningstar Farms (including Harvest Burgers) leads the meat alternative market category in supermarkets across the U.S., capturing a 52% market share. As the only brand with meat alternative products for every meal occasion, Morningstar Farms continues to provide consumers with the largest variety of products and tastes.

Shoppers can find the Morningstar Farms brand in more than 96% of the nation's supermarkets. The line now includes more than two dozen frozen and refrigerated food items to replace whole eggs and processed meats. Most of these meat alternatives are made from high-quality soy protein, making them attractive low-fat or fat-free choices. Most are cholesterol-free, and many provide a good source of fiber. But what makes Morningstar Farms stand out above the competition is the variety and great taste of its products.

Several new Morningstar Farms products are especially attractive to busy parents looking for great-tasting, healthful, convenient foods the entire family can enjoy. New Morningstar Farms products introduced in 1998 include:

* HARD ROCK CAFE VEGGIE BURGERS -- Through an innovative partnership with Worthington Foods, Hard Rock Cafe(R) restaurants around the world now serve this delicious, all natural blend of sauteed vegetables, grains and roasted nuts. And the same great co-branded product is in supermarket freezers across the U.S.

* BUFFALO WINGS -- A "fun food," great for kids and adults alike, these spicy vegetarian drumettes prepared from vegetable and grain protein were an instant success in 1998. And we expect sales in 1999 to be even stronger.

* CORN DOGS -- Frozen corn dogs make up one of the industry's top-performing frozen food categories, and Morningstar Farms MeatFree Corn Dogs are positioned to challenge for category leadership. Made with our own America's Original Veggie Dogs(R), this product could become the company's number-one seller per point of distribution in the near future.

* HARVEST BURGERS(R) -- Worthington purchased the Harvest Burgers product line from the Archer Daniels Midland Company (ADM) in 1998. As part of the agreement, ADM continues to produce the Harvest Burgers -- previously marketed by Pillsbury under the Green Giant label -- at its Illinois plant. This enables Worthington Foods to provide consumers with a variety of new products under the Morningstar Farms name, without the significant capital investment that would have been needed to build new production lines. Harvest Burgers products now sold under the Morningstar Farms brand name include Original Flavor, Southwestern-Style and Italian, as well as pre-cooked Crumbles for Recipes.

In addition, improvements and increased distribution in 1998 led to increased sales of two existing Morningstar Farms products:

* RECIPE CRUMBLES(TM) -- Our popular burger- and sausage-style Recipe Crumbles were repackaged from a box to an easy-open, reclosable zipper bag.

* AMERICA'S ORIGINAL VEGGIE DOG(TM) --1998 was the first year our Veggie Dog was available for the peak summer hot-dog-eating season, an important reason they were so well received by retailers and consumers alike.

After successfully test marketing three refrigerated items in "modified atmosphere packaging" (MAP) in 1997, we introduced two additional products in the MAP format in 1998, Chik Nuggets(TM)and Breakfast Patties. MAP products are sold in the grocer's meat case, introducing a new consumer to Morningstar Farms products. With distribution of MAP products increased by 50%, Morningstar Farms now offers five MAP products in 9,000 supermarkets -- and demand is growing.

Tending to Our Roots--And Extending Our Reach

SPECIALITY MARKETS
The Speciality Markets division of our business reaches two distinct, but related categories of consumers, Seventh-day Adventist Church members and natural food shoppers, who are served through the Worthington, Loma Linda and Natural Touch brands.

Sales to the Seventh-day Adventist Church are deeply rooted in the Worthington Foods tradition. We have served this population since the company's inception 60 years ago. Worthington and Loma Linda products are sold to members, the majority of whom follow a vegetarian diet, through approximately 60 high-volume, direct accounts with Seventh-day Adventist Church retailers. A longstanding and loyal customer base, these consumers rely on our large variety of products to satisfy their vegetarian tastes.

Natural Touch products are carried in specialty food stores to address the stricter requirements of health-food shoppers who seek vegetarian products free of artificial additives, flavors or colors.

New or improved Specialty Markets products for 1998 included:

* LOMA LINDA CORN DOGS--We developed a new recipe for this already-popular Worthington Foods product that reduced fat content by 50% to create a product with even greater consumer appeal.

* VEGETARIAN TUNO(R)--Now available in a can, this popular tuna alternative was previously available only in frozen form. Consumers can now choose either the Worthington or Natural Touch brand as a convenient alternative for dishes that feature tuna as an ingredient.

* NATURAL TOUCH TOASTER SQUARES--Toaster Squares provide a healthful entry into the growing "hand-held breakfast" market. Made with fruit, wholesome grains and other all-natural ingredients, Toaster Squares come in blueberry and date & walnut flavors.

* HARD ROCK CAFE VEGGIE BURGER--This exciting new product was also introduced under the Natural Touch label in 1998.

FOODSERVICE
We successfully introduced Morningstar Farms brand products into several highly visible national and regional restaurant chains in 1998. Rain Forest Cafe, Planet Hollywood and Hard Rock Cafe were among the leading chains adding Morningstar Farms products to their menus. Additional growth came from expansion into new franchisees' operations at national chain customers Subway and Blimpie International.

We also positioned the company for continued growth in other important "away from home" market segments, most notably the college & university and health care segments. Many of the nation's leading universities have added multiple Morningstar Farms products to their menus.

The Foodservice group also successfully launched test markets with two of the largest operations in the club store channel, Costco Wholesale and BJ's Wholesale Club. These tests, initiated during the fourth quarter of 1998, have met with an initial positive response from both consumers and the clubs.

INTERNATIONAL MARKETS
Our International group laid a strong foundation for the future in 1998, with special focus on our Morningstar Farms branded business. Exports for retail and specialty foods totaled almost $7 million -- or 5% of total company revenues.

Export sales were up 5% over 1997, and we developed new business plans and strategies, many of which will be implemented in 1999 with new partners in Europe and the Asia Pacific region. New products not available in the U.S. will be introduced overseas. And we will continue to develop our global brand strategy for Morningstar Farms. It's a strategy that positions us well to meet our growth objectives.

Newer, Faster, Better

RESEARCH & DEVELOPMENT
Research & Development plays a vital role in retaining Worthington Foods' leadership in the meat alternative category. Our aggressive approach to new product development over the past several years continued in 1998 with the introduction of 18 new products.

Uniquely different tastes and textures set our 1998 new products apart from our competitors'. Our talented nutritionists and food technologists are never content with merely creating flavor alternatives of the same basic product. Instead, we continue to be the innovative leader in the meat alternative category.

We also made significant nutritional, taste and texture improvements to dozens of existing products, including improvements to the taste and texture of our popular Better'n Burgers(TM). We developed new recipes for 25 products in 1998 to reduce the amount of hydrogenated fat--resulting in even healthier, lower-fat product offerings.

OPERATIONS
With increased growth comes the ongoing challenge to keep pace with anticipated product demand. In 1998 we implemented many improvements, partnerships and innovative solutions that will enable us to maintain our leadership in the years to come. 1998 operations highlights included:

* The successful negotiation of a new five-year labor contract covering 320 employees at the Worthington plant. n The addition of two new production lines in Zanesville to handle the increased demand for crumble and Modified

* Atmosphere Package products. This $1 million expansion included the installation of automated weighing and bagging equipment and positions us solidly for the expected growth of these products.

* Groundbreaking on the expansion of the frozen storage warehouse in Zanesville. Scheduled for completion in the first half of 1999, this will add 53,000 square feet of storage -- more than double the space needed to meet current demand.

* The upgrade of steam production capability at the Worthington facility with the addition of new boilers and automated controls.

* The repair and upgrade of blast freezing capabilities at the Worthington plant through the replacement of refrigeration equipment and control systems.

Selected Consolidated Financial Data

The following table summarizes certain selected consolidated financial data for the periods indicated and is derived from the Consolidated Financial Statements of the Company. The Consolidated Financial Statements for each of the five years ended December 31, 1998 have been audited by Ernst & Young LLP, independent public accountants. The data presented below should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Report. All per share amounts have been adjusted to reflect the four-for-three share splits in December, 1997 and December, 1996, and also the five-for-four share split in December, 1995.

                                                                                          Years Ended December 31,
                                                                    -------------------------------------------------------------
                                                                       1998         1997         1996          1995       1994
---------------------------------------------------------------------------------------------------------------------------------
                                                                                (In thousands, except per share data)
STATEMENT OF INCOME DATA:
Net sales                                                         $   139,492     $117,944     $109,075      $91,075      $88,220
Cost of goods sold                                                     79,165       69,223       65,954       54,893       55,575
                                                                   ----------    ---------    ---------     --------     --------
  Gross profit                                                         60,327       48,721       43,121       36,182       32,645

Selling and distribution expenses                                      39,863       29,936       25,752       21,736       20,945
General and administrative expenses                                     3,489        3,359        3,242        3,289        2,889
Research and development expenses                                       1,665        1,413        1,280        1,227        1,370
                                                                   ----------    ---------    ---------     --------     --------
  Total expenses                                                       45,017       34,708       30,274       26,252       25,204
Gain from sale of refrigerated egg  assets                                 --           --           --           --        1,578
                                                                   ----------    ---------    ---------     --------     --------
                                                                       45,017       34,708       30,274       26,252       23,626
                                                                   ----------    ---------    ---------     --------     --------
  Income from operations                                               15,310       14,013       12,847        9,930        9,019
Interest expense                                                        1,714        1,471        1,164        1,138        1,811
                                                                   ----------    ---------    ---------     --------     --------
  Income before income taxes                                           13,596       12,542       11,683        8,792        7,208
Provision for income taxes                                              5,574        4,535        4,290        3,561        2,876
                                                                   ----------    ---------    ---------     --------     --------
  Net income                                                      $     8,022    $   8,007     $  7,393     $  5,231     $  4,332
                                                                  ===========    =========     ========     ========     ========

Earnings per share
  Basic                                                           $      0.68    $    0.70     $   0.65     $   0.47     $   0.39
                                                                  ===========    =========     ========     ========     ========
  Diluted                                                         $      0.66    $    0.67     $   0.63     $   0.45     $   0.39
                                                                  ===========    =========     ========     ========     ========
Dividends per share                                               $      0.09    $    0.08     $   0.07     $   0.06     $   0.05
                                                                  ===========    =========     ========     ========     ========

Weighted average number of common and common
equivalent shares used in computing earnings per share
    Basic                                                              11,847       11,516       11,332       11,246       11,202
    Diluted                                                            12,214       12,016       11,802       11,552       11,238

BALANCE SHEET DATA (AT YEAR END):
Working capital                                                      $ 35,554    $  25,112     $ 20,130     $ 16,987     $ 15,182
Total assets                                                          120,949       95,486       80,738       69,933       61,578
Total long-term debt                                                   26,583       22,333       17,960       12,790       13,646
Total shareholders' equity                                             72,789       56,416       48,730       41,968       37,098


Management's Discussion and Analysis of
Financial Condition and Results of Operations

RESULTS OF OPERATIONS: The following table sets forth for the years indicated information derived from the Company's Consolidated Statements of Income expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.

                                                                                                         Percentage
                                                            Percentage of Net Sales                  Increase(Decrease)
                                                            Years Ended December 31,            ---------------------------
                                                     ----------------------------------           1998 Over        1997 Over
                                                         1998         1997         1996              1997             1996
---------------------------------------------------------------------------------------------------------------------------
Net sales                                            100.0%       100.0%        100.0%               18.3%             8.1%
Cost of goods sold                                    56.8         58.7          60.5                14.4              5.0
                                                   -------       ------       -------
  Gross profit                                        43.2         41.3          39.5                23.8             13.0
Selling and distribution expenses                     28.5         25.4          23.6                33.2             16.2
General and administrative expenses                    2.5          2.8           3.0                 3.9              3.6
Research and development expenses                      1.2          1.2           1.1                17.8             10.4
                                                   -------       ------       -------
  Total expenses                                      32.2         29.4          27.7                29.7             14.6
                                                   -------       ------       -------
  Income from operations                              11.0         11.9          11.8                 9.3              9.1
Interest expense                                       1.2          1.3           1.1                16.5             26.4
                                                   -------       ------       -------
  Income before income taxes                           9.8         10.6          10.7                 8.4              7.4
Provision for income taxes                             4.0          3.8           3.9                22.9              5.7
                                                   -------       ------       -------
  Net income                                          5.8%         6.8%           6.8%                0.2              8.3
                                                   =======       ======       =======

RAW MATERIAL COST FLUCTUATIONS: Certain Company products are sensitive to changes in raw material costs. As a result, operating results for comparative periods may vary significantly. The cost of several of the Company's principal raw materials, such as liquid and dried egg whites, dry vital gluten, vegetable oils and caseinates are primarily dependent upon broadly and sometimes rapidly fluctuating agricultural commodity markets. When these fluctuations occur, the Company's resultant costs in raw materials may also fluctuate. For example, liquid and dried egg whites are primarily dependent upon fresh shell egg prices, yolk prices and feed costs, and can fluctuate significantly. Quoted market prices for liquid egg decreased from $0.57 per pound in late 1989 to $0.34 per pound in December, 1998. Similarly, quoted market prices for dried egg whites decreased from $5.20 per pound in late 1989 to $3.13 in December, 1998.

From time to time, the Company has entered into fixed price contracts for the purchase of some or all of these raw ingredients to minimize the potential negative impact of unfavorable price fluctuations. Such contracts can also reduce the benefits of favorable price fluctuations. For example, during 1998 the Company purchased 90% of its dried egg white requirements under such contracts. As a result, the company was able to purchase its egg white requirements at an average price per pound under average market prices.

As of December 31, 1998, the Company was a party to fixed price contracts for delivery of $3,600,000 of dried egg whites in 1999, which represents approximately 60% of the Company's estimated 1999 dried egg white requirements. Also, the Company has entered into fixed price contracts for delivery of $1,750,000 and $780,000 of dry vital gluten and vegetable oils in 1999, which represents approximately 50% of the Company's estimated requirements for these items. The average price per pound for dried egg whites, dry vital gluten and vegetable oils covered by the fixed purchase contracts is equal to or below 1998 prices. As a result of these contracts, the Company's raw material costs will be more stable than would otherwise be the case. The Company expects to either negotiate additional fixed price contracts or purchase the remainder of its dried egg white, dry vital gluten and vegetable oil requirements at market prices prevailing at the time of purchase.

1998 COMPARED TO 1997: Net sales in 1998 increased approximately $21,548,000 or 18.3% over 1997. Net sales in 1998 to the Company's Specialty Markets (Seventh-day Adventist, Health Food and International) increased approximately $4,363,000 or 5.5% over 1997. This increase in sales was driven by an increase in Health Food sales of approximately $1,006,000 or 10.3% and an increase in Seventh-day Adventist sales of $709,000 or 3.5%. The Company expects that these sales trends will continue during 1999. International sales increased approximately

$303,000 or 4.8% over 1997. The Company believes that an important base for future development was established during 1998.

Net sales to Foodservice accounts in 1998 increased approximately $4,363,000 or 32.8% over 1997. The Company continued its penetration into the Foodservice marketplace with Morningstar Farms items placed on menus of leading chain restaurants.

Net sales of Morningstar Farms products to supermarkets in 1998 increased approximately $15,166,000 or 22.3% over 1997. Net sales of Morningstar Farms meat alternative products in 1998 increased approximately $16,030,000 or 27.4% over 1997. The increase in 1998 was attributable to new products such as America's Original Veggie Dogs, Corn Dogs, Meat Free Buffalo Wings and Hard Rock Cafe Burger as well as expanded distribution of existing items. On October 16, 1998, the Company purchased the Harvest Burgers brand of meat alternatives items from Archer Daniels Midland Co. The Company began selling and distributing Harvest Burgers under the Morningstar Farms brand on January 1, 1999. The Company expects these new items to contribute significantly to sales growth in 1999 and beyond.

Gross profit as a percentage of net sales increased to 43.2 % in 1998 from 41.3% in 1997. The increased gross profit percentage was the result of higher selling prices and direct labor efficiencies. During the fourth quarter of 1998, gross profit was adversely affected by a temporary increase in egg white prices and higher manufacturing spending to achieve improved performance beginning in 1999.

Selling and distribution expenses increased as a percentage of net sales from 25.4% in 1997 to 28.5% in 1998. Significant marketing programs were implemented during 1998 to reinforce the Company's market leadership and increase sales. General and administrative expenses as a percent of net sales decreased from 2.8 % in 1997 to 2.5% in 1998, primarily due to efficiencies gained through increased sales volume. Research and development expenses as a percentage of net sales during 1998 remained the same as 1997 at 1.2%.

Interest expense in 1998 increased approximately $242,000 or 16.5% over 1997 primarily due to higher average borrowing levels for capital expansion and higher inventory levels required for additional sales growth.

Net income in 1998 remained approximately the same as 1997 primarily due to the increases in sales and gross profit being offset by increases in selling and distribution expenses, interest expense and a higher state income tax rate.

1997 Compared to 1996: Net sales in 1997 increased approximately $8,869,000 or 8.1% over 1996. Net sales in 1997 to the Company's Specialty Markets (Seventh-day Adventist, Health Food and International) increased approximately $1,517,000 or 4.3% over 1996. This increase in sales was driven by an increase in Health Food sales of approximately $932,0000 or 9.5%, and an increase in International sales of approximately $639,000 or 11.2%. Net sales to the Seventh-day Adventist market in 1997 were comparable with 1996.

Net sales to Foodservice accounts in 1997 increased approximately $1,610,000 or 13.6% over 1996.

Net sales of Morningstar Farms products to supermarkets in 1997 increased approximately $5,741,000 or 9.2% over 1996. Net sales of Morningstar Farms meat alternative products in 1997 increased approximately $6,840,000 or 13.3% over 1996. The increase in sales in 1997 was attributable to new products such as, Burger Style Recipe Crumbles, Sausage Style Recipe Crumbles, and Chik Nuggets as well as expanded distribution of existing items. During 1997, the Company began test marketing three Morningstar Farms items in the refrigerated meatcase. This test provided convincing evidence that this concept is one the Company must aggressively pursue. Accordingly, the Company began a roll-out of five refrigerated products into additional markets which were supported with increased advertising and sales personnel. Additionally, in late 1997 the Company introduced America's Original Veggie Dogs, which contain only one-half gram of fat and closely resembles the texture and flavor of the best selling hot dogs. Trade acceptance of this product has been exceptional.

The Company expects these new items to contribute significantly to sales growth.

Gross profit as a percentage of net sales increased from 39.5% in 1996 to 41.3% in 1997. The increased gross profit percentage was the result of focused efforts to reduce variable costs, reductions in material prices, improved operating efficiencies at the Company's two manufacturing facilities, the elimination of contract manufacturers, and a modest price increase that went into effect in January, 1997. During the fourth quarter of 1997, gross profit was adversely impacted by lower than anticipated sales and production which resulted in higher fixed costs as a percentage of net sales.

Selling and distribution expenses increased as a percentage of net sales from 23.6% in 1996 to 25.4% in 1997. The Company expanded certain marketing and advertising programs to further strengthen and broaden its position in the meat alternative category, and to support both new product introductions and the expanded distribution of its existing products. General and administrative expenses as a percentage of net sales decreased from 3.0% in 1996 to 2.8% in

1997, primarily due to efficiencies gained through increased sales volume. Research and development expenses as a percentage of net sales remained comparable, increasing slightly from 1.1% in 1996 to 1.2% in 1997.

Interest expense in 1997 increased approximately $307,000 or 26.4% over 1996 primarily due to higher average borrowing levels associated with the Company's capital expansion at the Zanesville facility, and higher inventory levels to support future sales growth.

Net income in 1997 increased approximately $614,000 or 8.3% over 1996, primarily due to increased sales, increased gross profit and a lower income tax rate, partially offset by higher selling, general and administrative expenses as well as higher interest costs. In 1997 the Company benefited from a one-time Investment Tax Credit from the State of Ohio in the amount of $782,000, related to the purchase of property, plant and equipment at its Zanesville facility. This credit reduced the Company's provision for income taxes from approximately 42.4% to 36.2%. The Company also benefited from a similar credit during 1996 in the amount of $500,000.

LIQUIDITY AND CAPITAL RESOURCES: On January 14, 1999, the Company increased its revolving facility from $25,000,000 to $30,000,000. The Company relies on cash generated from operations and the $30,000,000 revolving credit facility as its principal sources of liquidity. As of February 17, 1999, $2,100,000 of this credit facility was unused. The Company is currently negotiating to increase its revolving credit facility to $35,000,000. The Company believes that this new borrowing capability plus internally generated funds will be adequate to finance estimated growth levels into the foreseeable future.

The Company plans on spending approximately $7,800,000 to expand the frozen distribution center in Zanesville. This expansion will allow the Company to maintain higher finished goods inventory to support future sales growth. The distribution center expansion is expected to be completed in the second quarter of 1999 and will be funded through cash generated from operations and the revolving credit facility. As of January 29, 1999, $914,000 of the $7,800,000 had been spent.

Net cash provided by operating activities decreased in 1998 primarily due to changes in operating assets and liabilities. Net cash provided from operating activities increased in 1997 primarily due to an increase in net income and changes in operating assets and liabilities.

Net cash used for investing activities decreased in 1998 primarily due to lower expenditures for property, plant, and equipment. Net cash used for investing activities increased in 1997 due to increased expenditures for property, plant and equipment at the Zanesville facility. The Company completed an $11,500,000 project at that facility in October, 1997.

Net cash provided by financing activities decreased in 1998 from 1997 primarily due to lower borrowings for capital expenditures.

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

YEAR 2000: The Company intends this information to constitute notice under the YEAR 2000 Information and Readiness Disclosure Act as "YEAR 2000 Readiness Disclosure." The YEAR 2000 issue refers to a condition in computer software where a two-digit field rather that a four-digit field is used to distinguish a calendar year. Unless corrected, date sensitive software may recognize a date using "00" as the year 1900 rather that the year 2000. This could result in system failures or miscalculations causing disruptions to various activities and operations. Such an uncorrected condition could significantly interfere with the conduct of the Company's business, including disruption of its supply, manufacturing, processing, distribution and financial chains.

The Company has conducted as assessment of the YEAR 2000 issue and the potential effect it will have on the Company and its business. The Company has also prepared a formal plan for dealing with the YEAR 2000 issue. The plan covers information systems, financial and administrative systems, process control and manufacturing operating systems and significant vendors and customers. The Company is in the process of updating much of its existing software for YEAR 2000 compliance by modifying existing software or obtaining YEAR 2000 compliant software updates from current software providers. The Company is utilizing internal personnel, contract programmers and vendors to identify YEAR 2000 noncompliance problems, modify codes and test the modifications.

While the Company believes it has made substantial progress in resolving any YEAR 2000 issues regarding our company-wide computer mainframe system, sufficient testing to date has not been completed to fully validate readiness. Additional testing is planned during the first quarter of 1999. The Company is planning to complete all necessary YEAR 2000 upgrades of its systems by June 1, 1999.

The majority of the Company's manufacturing and process equipment is currently YEAR 2000 compliant. Equipment that is non-compliant will be modified by purchasing YEAR 2000 compliant upgrades or replacing the equipment. Compilation of documentation regarding YEAR 2000 compliance is currently underway and is scheduled to be completed by June 1, 1999, as is any equipment upgrade.

The Company may also be affected by third-party suppliers that have not modified their systems to adequately address the YEAR 2000 issue. The Company has initiated efforts to evaluate the status of suppliers' efforts to resolve YEAR 2000 issues. The Company is monitoring the suppliers' efforts and addressing options in case of non-compliance. These options include identification of alternate suppliers and accumulation of inventory to assure production capacity. These activities are intended to provide a means of managing risk, but cannot eliminate the potential for disruption due to third party failure.

The Company is also dependent upon its customers for sales and cash flow. The Company has also sent surveys to its customers regarding YEAR 2000 compliance. Non-compliance by our customers could result in reduced sales, higher accounts receivable and inventory levels and reduced cash flow to the Company. The Company believes that its customer base is broad enough to minimize the effects of a single occurrence, however, we are taking steps to monitor the status of our customers as a means of determining risks and alternatives.

The possibility exists that the Company could inadvertently fail to correct a YEAR 2000 problem. However, failure to meet testing implementation dates identified in our readiness plan would provide advance notice and steps would be taken correct any problem prior to January 1, 2000. The Company believes that the impact of such an occurrence would be minor. The Company does not yet have a comprehensive contingency plan, but plans to establish such a plan during 1999 as part of its ongoing YEAR 2000 compliance effort.

The Company continually upgrades its personal computers as part of its annual capital budget, therefore, the Company does not anticipate any problems regarding operating systems and ancillary software that reside on the Company's personal computers. As of February 17, 1999, YEAR 2000 readiness has cost the Company an estimated $162,000 and will cost approximately $200,000 in the aggregate to complete, not including internal resources.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements in this Annual Report to Shareholders which are not historical fact are "forward looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks, uncertainties and other factors include, but are not limited to, changes in general economic conditions, fluctuation in interest rates, increases in raw material costs, level of competition, market acceptance of new and existing products, capital expenditure amounts, uninsured product liability, the effective detection and remediation of YEAR 2000 issues by the Company and its key third party vendors, suppliers and customers, and other factors described in detail in the Company's Form 10-K for the year ended December 31, 1998, other filings with the Securities and Exchange Commission and communication to shareholders.


Consolidated Balance Sheets
December 31, 1998 and 1997

                                                                                                 1998                   1997
                                                                                           ----------------        --------------
ASSETS
CURRENT ASSETS:
  Cash                                                                                     $      1,054,093         $     714,034
  Accounts receivable, less allowance of $100,000 in 1998 and 1997                               13,108,572             9,754,521
  Inventories:
     Finished goods                                                                              18,032,394            13,874,478
     Work in process                                                                              1,689,413             1,038,109
     Raw materials                                                                                4,872,155             3,453,424
     Packaging materials and supplies                                                             2,356,783             1,668,111
                                                                                           ----------------        --------------
                                                                                                 26,950,745            20,034,122

  Income taxes refundable                                                                         1,686,309             1,229,808
  Prepaid expenses and other                                                                      4,936,141             3,387,130
                                                                                           ----------------        --------------
Total Current Assets                                                                             47,735,860            35,119,615

PROPERTY, PLANT AND EQUIPMENT:
  Land                                                                                              837,497               781,217
  Buildings and improvements                                                                     26,854,930            25,711,953
  Machinery and equipment                                                                        60,820,293            53,676,850
  Furniture and fixtures                                                                          2,851,163             2,714,307
  Construction in progress                                                                        2,033,320             1,767,617
                                                                                           ----------------        --------------
                                                                                                 93,397,203            84,651,944
  Less accumulated depreciation
     and amortization                                                                           (30,860,115)          (25,639,338)
                                                                                           ----------------        --------------
                                                                                                 62,537,088            59,012,606
OTHER ASSETS:
  Goodwill                                                                                          352,248               674,520
  Trade name                                                                                      8,409,566                    --
  Intangible pension asset                                                                        1,227,036                    --
  Other intangible assets                                                                           687,603               679,719
                                                                                           ----------------        --------------
                                                                                                 10,676,453             1,354,239
                                                                                           ----------------        --------------
TOTAL ASSETS                                                                               $    120,949,401         $  95,486,460
                                                                                           ================         =============


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable (including outstanding checks of
     $2,634,000 in 1998 and $1,292,000 in 1997)                                            $      7,958,910         $   4,730,664
  Accrued compensation                                                                              764,798               512,276
  Other accrued expenses                                                                          2,658,505             2,262,729
  Current portion of long-term debt and capital lease obligations                                   800,000             2,501,572
                                                                                           ----------------        --------------
Total Current Liabilities                                                                        12,182,213            10,007,241

LONG-TERM LIABILITIES:
  Long-term debt                                                                                 26,583,333            22,333,333
  Minimum pension liability                                                                       1,395,200                    --
  Deferred income taxes                                                                           8,000,000             6,730,000
                                                                                           ----------------        --------------
Total Long-Term Liabilities                                                                      35,978,533            29,063,333

SHAREHOLDERS' EQUITY:
  Preferred shares, with no par value, authorized 2,000,000 shares                                       --                    --
  Common shares, $1.00 stated value, authorized 30,000,000 shares,
     issued 12,356,440 shares in 1998 and 11,580,507 shares in 1997                              12,356,440            11,580,507
  Additional paid-in capital                                                                     18,930,734            10,165,266
  Accumulated other comprehensive income                                                           (168,164)                   --
  Retained earnings                                                                              41,669,645            34,670,113
                                                                                           ----------------        --------------
                                                                                                 72,788,655            56,415,886
                                                                                           ----------------        --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                 $    120,949,401         $  95,486,460
                                                                                           ================         =============


See notes to consolidated financial statements.

Consolidated Statements of Income
Years Ended December 31, 1998, 1997, and 1996

                                                                           1998                   1997                   1996
                                                                     --------------        ---------------         --------------
Net sales                                                              $139,491,429           $117,943,832           $109,075,223
Cost of goods sold                                                       79,164,516             69,222,923             65,954,035
                                                                     --------------        ---------------         --------------
   Gross profit                                                          60,326,913             48,720,909             43,121,188

Selling and distribution expenses                                        39,863,678             29,935,584             25,751,508
General and administrative expenses                                       3,488,832              3,359,715              3,242,480
Research and development expenses                                         1,664,798              1,412,582              1,279,892
                                                                     --------------        ---------------         --------------
   Total expenses                                                        45,017,308             34,707,881             30,273,880

   Income from operations                                                15,309,605             14,013,028             12,847,308
Interest expense                                                          1,713,809              1,471,500              1,164,353
                                                                     --------------        ---------------         --------------
   Income before income taxes                                            13,595,796             12,541,528             11,682,955
Provision for income taxes:
   Currently payable (refundable):
      Federal                                                             3,139,000              2,880,000              3,325,000
      State and local                                                     1,165,000               (250,000)               305,000
   Deferred                                                               1,270,000              1,905,000                660,000
                                                                     --------------        ---------------         --------------
                                                                          5,574,000              4,535,000              4,290,000
                                                                     --------------        ---------------         --------------
   Net income                                                         $   8,021,796          $  8,006,528           $   7,392,955
                                                                     ==============        ===============          =============
Earnings per share
   Basic                                                              $        0.68          $        0.70          $        0.65
                                                                     ==============        ===============          =============
   Diluted                                                            $        0.66          $        0.67          $        0.63
                                                                     ==============        ===============          =============

Weighted average number of common and common
equivalent shares used in computing earnings per share
   Basic                                                                 11,847,407             11,515,851             11,331,961
   Diluted                                                               12,213,966             12,015,552             11,801,922


Consolidated Statements of Shareholders' Equity
Years Ended December 31, 1998, 1997, and 1996

                                     Common Shares                                                       Accumulated
                             -------------------------      Additional                                      Other          Total
                                Number                       Paid-In        Retained       Deferred     Comprehensive  Shareholders'
                               Of Shares      Amount         Capital        Earnings     Compensation       Income         Equity
                             ------------   ------------   ------------   ------------   ------------   ------------    -----------
BALANCES AT JANUARY 1, 1996    11,301,126   $ 11,301,126   $  9,732,403   $ 20,955,278   $    (20,795)  $         --    $41,968,012
Net income                             --             --             --      7,392,955             --             --      7,392,955
Exercise of options at
   $3.10 - $5.06 per share         91,775         91,775         44,153             --             --             --        135,928
Amortization of deferred
   compensation                        --             --             --             --         20,795             --         20,795
Dividends at $0.07 per share           --             --       (787,199)            --             --       (787,199)
                             ------------   ------------   ------------   ------------   ------------   ------------    -----------
BALANCES AT DECEMBER 31, 1996  11,392,901     11,392,901      9,776,556     27,561,034             --             --    $48,730,491
Net income                             --             --             --      8,006,528             --             --      8,006,528
Exercise of options at
   $3.10 - $8.72 per share        187,606        187,606        388,710             --             --             --        576,316
Dividends at $0.08 per share           --             --             --       (897,449)            --             --       (897,449)
                             ------------   ------------   ------------   ------------   ------------   ------------    -----------
BALANCES AT DECEMBER 31, 1997  11,580,507     11,580,507     10,165,266     34,670,113             --             --     56,415,886
Net income                             --             --             --      8,021,796             --             --      8,021,796
Other comprehensive income -
   minimum pension liability
   adjustment                          --             --             --             --             --       (168,164)      (168,164)
                                                                                                                        -----------
     Comprehensive income              --             --             --             --             --             --      7,853,632
Exercise of options at
$3.10 - $13.36 per share          287,183        287,183        884,218             --             --             --      1,171,401
Purchase of trade name            488,750        488,750      7,881,250             --             --             --      8,370,000
Dividends at $0.09 per share           --             --                            --             --             --     (1,022,264)
                             ------------   ------------   ------------   ------------   ------------   ------------    -----------
BALANCES AT DECEMBER 31, 1998  12,356,440   $ 12,356,440   $ 18,930,734   $ 41,669,645   $         --   $   (168,164)   $72,788,655
                             ============   ============   ============   ============   ============   ============    ===========

See notes to consolidated financial statements.



Consolidated Statements of Cash Flows
Years Ended December 31, 1998, 1997 and 1996

                                                                                    1998              1997               1996
                                                                                -----------       ------------       ------------
OPERATING ACTIVITIES
   Net income                                                                   $  8,021,796       $8,006,528        $ 7,392,955
   Adjustments to reconcile net income to net cash
     provided by operating activities:
      Depreciation                                                                5,384,624         4,526,327          3,804,291
      Deferred income taxes                                                       1,270,000         1,905,000            660,000
      Amortization of intangible assets                                             357,024           362,024            357,024
      Deferred compensation                                                              --                --             20,795
      Cash provided by (used for) current assets and liabilities:
         Accounts receivable                                                      (3,354,051)       (1,090,369)        (1,228,263)
         Inventories                                                              (6,916,623)       (2,615,188)           573,241
      Prepaid expenses and other                                                  (1,549,011)       (1,056,721)          (724,148)
         Accounts payable and accrued expenses                                     3,876,544           (86,852)        (1,738,136)
         Income taxes                                                               (456,501)       (1,101,622)          (226,814)
      (Increase) decrease in other assets                                            (82,202)          107,516            (59,739)
                                                                                ------------       -----------         ----------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                       6,551,600         8,956,643          8,831,206


INVESTING ACTIVITIES

   Purchases of property, plant and equipment, net                                (8,909,106)      (13,977,335)       (13,550,520)
                                                                                ------------       -----------         ----------
   Net cash used for investing activities                                         (8,909,106)      (13,977,335)       (13,550,520)

FINANCING ACTIVITIES

   Proceeds from long-term borrowings                                             91,170,000        61,999,000         48,025,000
   Payments on long-term borrowings                                              (88,621,572)      (56,754,129)       (42,806,126)
   Proceeds from issuance of common shares                                         1,171,401           576,316            135,928
   Dividends paid                                                                 (1,022,264)         (897,449)          (787,199)
                                                                                ------------       -----------         ----------
   NET CASH PROVIDED BY FINANCING ACTIVITIES                                       2,697,565        4,923,738           4,567,603

   NET INCREASE (DECREASE) IN CASH                                                   340,059          (96,954)           (151,711)
   Cash at beginning of year                                                    $    714,034       $  810,988             962,699
                                                                                ------------       -----------         ----------
CASH AT END OF YEAR                                                             $  1,054,093       $  714,034          $  810,988
                                                                                ============       ==========          ==========

See notes to consolidated financial statements.


Notes to Consolidated Financial Statements
December  31,  1998

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

FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of the Company's cash, accounts receivable, accounts payable, accrued compensation, other accrued expenses and long-term debt and capital lease obligations approximate the carrying values at December 31, 1998 and 1997.

INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out method (LIFO) for raw materials, packaging materials and the materials content of work in process and finished goods. If current costs had been used, the aforementioned inventories would have been $417,000 and $259,000 higher than reported at December 31, 1998 and 1997, respectively.

Labor and overhead conversion costs are determined by the first-in, first-out method. Conversion costs are $9,107,000 and $7,341,000 of the reported inventory values at December 31, 1998 and 1997, respectively.

ADVERTISING COSTS: Advertising costs are expensed as incurred, on an annual basis, thus there are no advertising costs recorded as assets at December 31, 1998 or 1997. Advertising expense was approximately $21,026,000, $14,278,000 and $11,248,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

SLOTTING COSTS: Slotting costs associated with new products or new territories are deferred and amortized over the twelve month period following the initial introduction. The amount deferred at December 31, 1998 and 1997 was $2,648,000 and $1,641,000, respectively. Slotting costs expensed were $2,777,000, $2,391,000 and $1,528,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

PROPERTY AND DEPRECIATION: Property, plant and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Assets under construction or not fully operational are not depreciated until placed in service. Expenditures for maintenance and repairs are charged to operations as incurred. Included in property, plant and equipment at December 31, 1997 is $7,592,000 of equipment under capital lease obligation. Amortization of capital lease assets is included in depreciation expense. Accumulated amortization was $4,852,000 at December 31, 1997. The capital lease obligation was paid in full during 1998.

GOODWILL: Goodwill acquired in the purchase of La Loma Foods, Inc. is being amortized over 10 years using the straight-line method. Accumulated amortization was $2,893,000 and $2,571,000 at December 31, 1998 and 1997, respectively.

TRADE NAME: On October 16, 1998, the Company purchased the Harvest Burgers brand of meat alternative products from the Archer Daniels Midland Company. The purchase price was paid by issuing 488,750 common shares. The purchase price of $8.4 million is being amortized over 20 years. There was no amortization expense recognized during 1998.

OTHER INTANGIBLE ASSETS: Other intangible assets are primarily debt issuance costs and package design costs. Debt issuance costs are being amortized using the straight-line method over the life of the debt. Package design costs are being amortized over a maximum of five years. Accumulated amortization was $1,327,000 and $1,110,000 at December 31, 1998 and 1997, respectively.

EARNINGS PER SHARE: The Company calculates earnings per share based upon the weighted average number of common shares outstanding and common share equivalents derived from dilutive stock options and restricted share awards.

RESEARCH AND DEVELOPMENT COSTS: Research and development costs are expensed as incurred.

STOCK-BASED COMPENSATION: In accordance with the provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation", the Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options, and, accordingly, does not recognize compensation expense when the exercise price of its employee stock options is equal to the fair market value of the stock at the grant date.

NOTE B -- CREDIT ARRANGEMENTS
Long-term debt consists of the following:

                                            December 31
                                       1998           1997
                                    ------------   ------------
9.75% notes due January 15, 2004    $  4,933,333     $5,733,333
Bank credit agreement,
  variable rates (weighted average
  of 6.08% at December 31, 1998)      22,450,000     17,400,000
6.10% capital lease obligation
  due October 31, 1998                        --      1,701,572
                                    ------------   ------------
                                      27,383,333     24,834,905

Less current maturities                 (800,000)    (2,501,572)
                                    ------------   ------------
Total long-term debt                $ 26,583,333    $22,333,333
                                    ============    ===========


On September 9, 1998, the Company entered into a new bank credit agreement. The bank credit agreement provides for $25,000,000 total borrowings and extends through August 31, 2003. Under the agreement, the Company borrows at an interest rate not to exceed the prime rate (7.75% at December 31, 1998). The Company is required to pay a fee of 1/5% per annum on the unused portion of the credit agreement. Available borrowings under this credit agreement were $2,550,000 at December 31, 1998. The bank credit agreement and the 9.75% notes are secured by accounts receivable and inventory. On January 14, 1999, the Company amended the agreement to increase the total borrowing level to $30,000,000.

The Company's credit arrangements provide for, among other things, the maintenance of certain minimum financial requirements and restrictions on investments, acquisitions, purchases and borrowings. In addition, the credit agreement limits payments of dividends and purchases of common shares to $3,000,000 plus 75% of net income earned subsequent to December 31, 1989 ($28,523,000 available at December 31, 1998). Prior to January 15, 1999, the Company could not prepay its 9.75% note without incurring a prepayment penalty. Additionally, if the Company elects to prepay the note, it must pay the lender the present value of the remaining interest due through the original due date.

Maturities of long-term debt during the next five years are: 1999--$800,000; 2000--$800,000; 2001--$833,000; 2002--$833,000; 2003--$23,283,000 and thereafter
--$834,000.

Interest expense of $157,000, $430,000 and $245,000 was capitalized during 1998, 1997 and 1996, respectively, in connection with the Company's construction activities. Interest paid during 1998, 1997 and 1996 was $1,814,000, $1,913,000 and $1,419,000, respectively.

NOTE C -- OPERATING LEASES
The Company rents warehouse space for distribution of its finished products. In addition, the Company leases certain equipment and motor vehicles for use in its operations. Rental expense amounted to $909,000, $909,000 and $1,244,000 for 1998, 1997 and 1996, respectively. At December 31, 1998, future minimum lease payments are: 1999--$318,000; 2000--$321,000; 2001--$401,000; 2002--$326,000;
2003--$141,000.

NOTE D -- PENSION PLANS
The Company has a defined benefit pension plan covering substantially all of its hourly employees. The Plan provides retirement benefits that are based on length of service and age. The Company's funding policy is to contribute annually the minimum amount required by applicable regulations.

The following sets forth the Plan's funded status for the years ended December 31, 1998 and 1997: December 31

                                        1998          1997
                                    -----------    -----------
Change in benefit obligation
Benefit obligation at beginning
  of year                           $ 2,875,672     $ 2,185,369
Service Cost                            315,305         248,804
Interest Cost                           185,422         156,956
Actuarial Loss                          719,148         331,092
Benefits Paid                           (49,279)        (46,549)
Amendment                             1,222,625              --
                                    -----------     -----------
Benefit Obligation at End of Year   $ 5,268,893     $ 2,875,672
                                    ===========     ===========

Change in plan assets
Fair value of plan assets at
  beginning of year                 $ 3,749,355     $ 2,848,645
Actual return on plan assets            158,006         712,723
Employer Contributions                  250,865         234,536
Benefits paid                           (49,279)        (46,549)
                                    -----------     -----------
Fair value of plan assets at
  end of year                       $ 4,108,947     $ 3,749,355
                                    ===========     ===========

RECONCILIATION OF FUNDED STATUS
Funded status (underfunded)/

  overfunded                        $(1,159,946)    $   873,683
Unrecognized net actuarial
  (gain)/loss                           240,248        (634,986)
Unrecognized transition asset           (72,084)        (90,807)
Unrecognized prior service cost       1,227,036           5,062
                                    -----------     -----------
Prepaid benefit cost                $   235,254     $   152,952
                                    ===========     ===========

ADDITIONAL MINIMUM
  LIABILITY DISCLOSURES
Minimum pension liability           $(1,395,200)   $         --
Intangible asset                    $ 1,227,036    $         --
Other comprehensive income          $   168,164    $         --

COMPONENTS OF NET PERIODIC
  BENEFIT COST
Service cost                        $   315,305    $    248,804
Interest cost                           185,422         156,956
Expected return on plan assets         (295,289)       (228,273)
Recognized net actuarial gain           (18,803)        (15,678)
Amortization of transition asset        (18,723)        (18,723)
Amortization of prior service cost          651             651
                                    -----------    ------------
Net periodic benefit cost           $   168,563    $    143,737
                                    ===========    ============

                                            December 31
                                        1998          1997
                                    ------------  ------------
WEIGHTED AVERAGE  ASSUMPTIONS
Discount rate                          5.50%          6.50%
Expected long term rate of return      8.00%          7.75%
Weighted average rate of
  compensation increase                 N/A           N/A
Amortization method                 Straight-line Straight-line


Salaried employees are covered by a 401(k) plan and an employee stock ownership plan (ESOP). The Company contributes to the 401(k) plan 50% of the employee's contribution, up to 2.0% of the employee's annual salary. Additional contributions may be made on behalf of the employees at the discretion of the Company. During 1997, the Company elected to discontinue contributions to the ESOP. The ESOP owns 741,927 common shares of the Company, all of which are allocated to participants as of December 31, 1998. The Company recognizes as expense during the year the plan contributions and any administrative expenses related to the plans.

The Company also provides additional retirement benefits to selected key employees through a supplemental executive retirement plan (SERP). Contributions to the plan are based on an amount projected to fund targeted benefits under the provisions of the plan. There was no contribution to the SERP during 1998 and 1997.


The Company's expense applicable to the above plans, including administrative expenses, is as follows:

                                 1998        1997       1996
                              ----------- ----------  --------
Pension plan                    $204,000   $176,000   $247,000
ESOP                              29,000     29,000    245,000
401(k)                           531,000    460,000    168,000
SERP                                  --         --     92,000
                              ----------- ----------  --------
                                $764,000   $665,000   $752,000
                              =========== ==========  ========

NOTE E -- INCOME TAXES
The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1998 and 1997 are as follows:


                                                           1998          1997
                                                       -----------    ----------
Deferred tax liabilities:
    Property, plant and equipment                      $ 7,240,000   $ 6,305,000
    State and local taxes                                  302,000       293,000
    Slotting                                             1,027,000       667,000
    Other                                                   53,000        47,000
                                                       -----------   -----------
        Total deferred tax liabilities                 $ 8,622,000   $ 7,312,000
                                                       -----------   -----------
Deferred tax assets:

    Inventory                                          $   284,000   $   255,000
    Accrued expenses                                       299,000       286,000
    Other                                                   39,000        41,000
                                                       -----------   -----------
        Total deferred tax assets                      $   622,000   $   582,000
                                                       -----------   -----------
Net deferred tax liabilities                           $ 8,000,000   $ 6,730,000
                                                       ===========   ===========

The Company's provisions for income taxes differ from the amounts computed by applying the federal statutory rate due to the following:

                                                1998          1997          1996
                                         -----------   -----------   -----------
Expected tax                             $ 4,623,000   $ 4,264,000   $ 3,972,000
State and local taxes                        809,000       129,000       241,000
Goodwill                                     110,000       110,000       110,000
Other                                         32,000        32,000       (33,000)
                                         -----------   -----------   -----------
Provision for
   income taxes                          $ 5,574,000   $ 4,535,000   $ 4,290,000
                                         ===========   ===========   ===========


Taxes paid during 1998, 1997 and 1996 were $4,761,000, $3,732,000 and
$3,857,000, respectively.

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

On June 13, 1995, the Company's Board of Directors adopted a shareholder rights plan by declaring a special distribution of one right to purchase one one-hundredth of a share of Worthington Foods Series A Junior Participating Preferred Shares (the "Preferred Shares") for each outstanding common share of Worthington Foods for a purchase price of $92.00, subject to adjustment. The rights were distributed on June 26, 1995, to shareholders of record as of the close of business on that date but generally will become exercisable only if a person or group, without the prior approval of the Board of Directors, (i) acquires 15 percent or more of Worthington Foods common shares, or (ii) announces a tender offer that would, if consummated, result in beneficial ownership of 30 percent or more of its common shares.

In accordance with the terms of the rights agreement, the above-mentioned share splits caused an adjustment in the number of Preferred Shares purchasable upon exercise of the rights. As so, adjusted, each common share is now accompanied by one right to purchase .0045 Preferred Shares for a purchase price of $92.00

NOTE G - EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 1998, 1997 and 1996:

                                    1998         1997         1996
                                ----------   ---------     ----------
Numerator:
 Net income                       $ 8,021,796   $ 8,006,528   $ 7,392,955
                                  ===========   ===========   ===========

Denominator:
 Denominator for basic
  earnings per share--
  -- weighted-average shares       11,847,407    11,515,851    11,331,961

 Effect of dilutive outstanding
      employee stock options          366,559       499,701       469,961
                                  -----------   -----------   -----------

     Denominator for diluted
      earnings per share
      -- adjusted weighted-
         average shares and
         assumed conversions       12,213,966    12,015,552    11,801,922
                                  ===========   ===========   ===========

Basic earnings per share          $      0.68   $      0.70   $      0.65
                                  ===========   ===========   ===========

Diluted earnings per share        $      0.66   $      0.67   $      0.63
                                  ===========   ===========   ===========


NOTE H -- STOCK OPTION PLANS
In 1995, the shareholders approved the Worthington Foods, Inc. 1995 Stock Option Plan (1995 Plan) for full-time key employees of the Company. The plan authorizes the granting of either incentive stock options or other stock options. Incentive stock options are granted at exercise prices not less than the fair market value of the common shares at the date of the grant while other stock options may be granted at an exercise price of not less than $1.00. The Company has 140,019 additional options reserved for issuance under the 1995 Plan.

On April 22, 1997, the shareholders approved an amendment to the Worthington Foods, Inc. 1993 Stock Option Plan for Non-Employee Directors. The amended plan provides that each Non-Employee Director is granted an option at the beginning of each term for which they are elected or re-elected as a director to purchase 10,000 common shares of the Company at the fair market value of the common shares on the date the option is granted. Each option will be for a term of five years and will become exercisable with respect to one-third of the grant on each anniversary of the grant date. The Company has 250,000 additional options reserved for issuance under this plan.

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


                                    1998        1997         1996
                               -----------  -----------  -----------
Pro forma net income           $ 7,305,000  $ 7,554,000  $ 7,184,000
                               ===========  ===========  ===========
Pro forma earnings per share
    Basic                      $      0.62  $      0.66  $      0.66
                               ===========  ===========  ===========
    Diluted                    $      0.60  $      0.63  $      0.61
                               ===========  ===========  ===========


The estimated fair value of the options is amortized into expense over the options' vesting period. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:


                                     1998             1997           1996
                                -------------   -------------   ------------
 Expected dividend yield             0.48%           0.57%           0.50%
 Expected stock
  price volatility                   0.441           0.432           0.370
 Risk free Interest rate        4.84% to 5.08%  5.38% to 6.63%  5.88% to 6.25%
 Expected life of options        3 to 6 years    3 to 5 years    3 to 5 years


A summary of the Company's stock option activity during 1998, 1997 and 1996, and related information follows:

                                                          1998                         1997                          1996
                                                     Weighted-Average             Weighted-Average            Weighted-Average
                                               Options     Exercise Price    Options    Exercise Price   Options    Exercise Price
                                             ----------    --------------   ---------   --------------   ----------  -------------
Outstanding-beginning of year                  979,686           $8.62      1,138,182        $7.61         860,493        $5.80
Granted                                        214,400          $13.33         53,333       $14.27         427,898       $13.00
Exercised                                     (343,168)          $6.06       (202,941)       $4.21        (116,045)       $3.97
Forfeited                                      (65,992)         $10.99         (8,888)      $13.36         (34,164)       $5.10
                                             ----------                    ----------                   ----------
Outstanding-end of year                        784,926          $10.78        979,686        $8.62       1,138,182        $7.61
                                             ==========                    ==========                   ==========

Exercisable at end of year                     485,411                        607,738                      579,452
                                             ==========                    ==========                   ==========

Weighted-average fair value
  of options granted during the year                             $5.04                       $5.68                        $4.06

Exercise prices for options outstanding as of December 31, 1998 ranged from $3.10 to $18.94. The weighted-average remaining contractual life of those options is 2.5 years.

The financial effects of applying SFAS No. 123 are not likely to be representative of the effects on reported net income for future years.

NOTE I -- QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table set forth certain financial data of the Company for each thirteen week period. The financial data for each of these quarters is unaudited but includes all adjustments, consisting of only normal recurring adjustments, which the Company believes to be necessary for a fair presentation. These operating results, however, are not necessarily indicative of results for any future period.

                                                                        Income                   Earnings
                                          Sales          Profit       Operations       Income    (Diluted)
------------------------------------------------------------------------------------------------------------
                                                          (000's omitted except per share data)
1998
First quarter                           $  31,310       $ 13,347        $ 4,107       $ 2,157      $  .18
Second quarter                             36,038         16,224          5,304         2,870         .24
Third quarter                              34,838         15,365          4,346         2,319         .19
Fourth quarter                             37,306         15,391          1,553            676        .05
                                       ----------       --------      ---------       --------     -------
                                        $ 139,492       $ 60,327        $15,310       $ 8,022      $  .66
                                       ==========       ========      =========       ========     =======
1997
First quarter                           $  26,489       $ 10,934        $ 3,520       $ 1,855      $  .16
Second quarter                             31,398         13,451          4,645         2,535         .21
Third quarter                              28,805         12,546          4,321         2,359         .19
Fourth quarter                             31,252         11,790          1,527         1,258         .11
                                       ----------       --------      ---------       --------     -------
                                        $ 117,944       $ 48,721        $14,013       $ 8,007      $  .67
                                       ==========       ========      =========       ========     =======
1996
First quarter                           $  24,353       $  9,284        $ 2,419       $ 1,287      $  .11
Second quarter                             27,548         10,781          3,300         1,991         .17
Third quarter                              27,259         10,971          3,371         1,913         .16
Fourth quarter                             29,915         12,085          3,757         2,202         .19
                                       ----------       --------      ---------       --------     -------
                                         $109,075       $ 43,121        $12,847       $ 7,393      $  .63
                                       ==========       ========      =========       ========     =======



Fourth quarter 1998 results were adversely affected by advertising costs and materials and manufacturing costs which reduced net income by $1,700,000 or $0.14 per share.

Fourth quarter 1997 results were adversely affected by advertising costs and inventory variances which reduced net income by $600,000 or $0.05 per share.

Report of Independent Auditors

Board of Directors
Worthington Foods, Inc.

We have audited the accompanying consolidated balance sheets of Worthington Foods, Inc. and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Worthington Foods, Inc. and Subsidiary at December 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Columbus, Ohio
February 3, 1999

Officers and Directors

ALLAN R. BULLER
Chairman of the Board, Treasurer and Director

DALE E. TWOMLEY
President, Chief Executive Officer and Director

DAVID W. FERGUSON
Vice President of International Operations

B. EUGENE FLUCK
Vice President of Manufacturing

WILLIAM T. KIRKWOOD
Executive Vice President and Chief Financial Officer

RONALD L. MCDERMOTT
Vice President of Research and Technology, Secretary

JAY L. ROBERTSON
Senior Vice President of Retail Sales

DAVID L. SCHWANTES
Vice President of Marketing

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

DONALD B. SHACKELFORD*
Chairman, Fifth Third Bank of Columbus
Director, 1991

  * Member of Audit Committee
 ** Member of Executive Compensation Committee

Shareholder Information

MARKET INFORMATION FOR COMMON SHARES
The Company's common shares trade on the Nasdaq National Market tier of the Nasdaq Stock Market under the Symbol "WFDS." The following table sets forth, for the quarterly periods shown, the high and low sale price per share as reported on the NASDAQ-National Market System. All per share amounts have been adjusted to reflect the four-for-three share splits in December, 1997 and December, 1996.

                           1998              1997             1996
                  ------------------- ---------------  ------------------
                    High      Low     High      Low      High      Low

                  --------- --------- -------  ------  --------  --------
First Quarter       $17.00     $9.88   $16.31  $13.31    $9.28     $7.17
Second Quarter      $21.13    $14.00   $18.75  $12.75    $9.70     $8.16
Third Quarter       $21.25    $15.75   $18.38  $15.00   $14.63     $9.00
Fourth Quarter      $21.94    $16.75   $18.38  $12.75   $14.91    $11.81

As of February 17, 1999, there were approximately 720 holders of record of common shares, without determination of the number of individual participants in security positions.

DIVIDENDS
The Company has paid quarterly cash dividends on its common shares since 1983. The annual rate was $0.09 and $0.08 per common share or approximately $1,022,000 and $897,000 during 1998 and 1997, respectively. On February 23, 1999, the Company's Board of Directors declared a $0.0215 per common share dividend payable on April 30, 1999 to shareholders of record as of March 26, 1999.

The payment of cash dividends in the future will depend on the Company's earnings, financial condition, capital requirements, loan agreement restrictions and other factors considered relevant by the Board of Directors. There can be no assurance that the Company will in the future pay any cash dividends. The Company's loan agreements restrict its ability to pay dividends. The amount available and unrestricted for the payment of dividends as of December 31, 1998 was approximately $28,523,000. See Note B of the Company's notes to the Consolidated Financial Statements.

MARKET MAKERS
Firms making a primary market in Worthington Foods, Inc. common shares at February 17, 1999, include the following:

ADAM
Adams Harkness & Hill, Inc.

BAUM
George K. Baum & Co.

BRAD
J.C. Bradford & Co.

BTAB
BT Alex Brown

HRZG
Herzog, Heine, Geduld, Inc.

MASH
Mayer & Schweitzer, Inc.

MDLD
McDonald & Company Securities, Inc.

MONT
NationsBanc Montgomery Securities

OHIO
The Ohio Company

PIPR
Piper Jaffray Companies, Inc.

RHCO
Robinson Humphrey Company, Inc.

SHWD
Sherwood Securities Corp.

SLKC
Spear, Leeds & Kellogg

TSCO
Troster Singer Corporation

WBLR
William Blair & Company L.L.C.

WEDB
Wedbush Morgan Securities Inc.

GENERAL COUNSEL
VORYS, SATER, SEYMOUR and PEASE LLP
Columbus, Ohio

CERTIFIED PUBLIC ACCOUNTANTS
ERNST & YOUNG LLP
Columbus, Ohio

TRANSFER AGENT
NATIONAL CITY BANK
Stock Transfer Department
P.O. Box 92301
Cleveland, OH  44193-0900
(800) 622-6757

FORM 10-K
A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 1998 is available without charge to any shareholder upon written request directed to Joan Lieb at Worthington Foods, Inc., 900 Proprietors Road, Worthington, Ohio 43085 or can be accessed on the internet at www.investquest.com.

NOTICE OF ANNUAL MEETING
Shareholders are cordially invited to attend the Worthington Foods, Inc. 1999 Annual Meeting on April 20, 1999. The meeting will convene at 11:00 am at the Radisson Hotel Columbus North, 4900 Sinclair Road, Columbus, Ohio.

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

                     Visit our internet site -- www.wdfs.com